Filed pursuant to Rule 424 (b)(2)

Registration No. 333-230561

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Depositary Shares (each representing a 1/400th interest in a share of 6.100% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series D, of IBERIABANK Corporation)	$100,000,000.00	$12,120.00

(1)	Calculated in accordance with Rule 456(b) and Rule 457(r) under the Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT

(To Prospectus dated March 28, 2019)

4,000,000 Depositary Shares

Each Representing a 1/400th Interest

in a Share of 6.100% Fixed-to-Floating Non-Cumulative

Perpetual Preferred Stock, Series D

We are offering depositary shares each representing a 1/400th ownership interest in a share of our 6.100% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series D, par value $1.00 per share (“Series D preferred stock”), with a liquidation preference of $10,000 per share of Series D preferred stock (equivalent to $25 per depositary share). As a holder of depositary shares, you will be entitled to all rights and preferences of the Series D preferred stock (including dividend, voting, redemption and liquidation rights) in proportion to your investment in the underlying shares of Series D preferred stock. You must exercise these rights through the depositary.

We will pay dividends on the Series D preferred stock, when, as, and if declared by our board of directors (or a duly authorized committee of our board of directors). Dividends will accumulate and be payable from the original date of issuance to, but excluding, May 1, 2024, at a rate of 6.100% per annum, payable semi-annually, in arrears, on May 1 and November 1 of each year, beginning on November 1, 2019 and ending on May 1, 2024. From, and including, May 1, 2024, dividends will accumulate and be payable at a floating rate equal to three-month LIBOR (as defined herein) plus a spread of 385.9 basis points per annum, payable quarterly, in arrears, on February 1, May 1, August 1, and November 1 of each year, beginning on August 1, 2024, subject to potential adjustment as provided in clause (iii) of the definition of three-month LIBOR. Upon payment of any dividends on the Series D preferred stock, holders of depositary shares are expected to receive such dividends in proportion to their investment in the depositary shares representing such Series D preferred stock.

Dividends on the Series D preferred stock will not be cumulative or mandatory. If our board of directors (or a duly authorized committee of our board of directors) does not declare a dividend on the Series D preferred stock for any Dividend Period (as defined herein) prior to the related Dividend Payment Date (as defined herein), that dividend will not accumulate, and we will have no obligation to pay a dividend for that Dividend Period at any time, whether or not dividends on the Series D preferred stock or any other series of our preferred stock or common stock are declared for any future Dividend Period.

We may redeem the Series D preferred stock at our option, subject to regulatory approval, at a redemption price equal to $10,000 per share (equivalent of $25 per depositary share), plus any declared and unpaid dividends (without regard to any undeclared dividends) to, but excluding, the redemption date, (i) in whole or in part, from time to time, on any Dividend Payment Date on or after May 1, 2024 or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event (as defined herein). If we redeem the Series D preferred stock, the depositary is expected to redeem a proportionate number of depositary shares.

Currently no market exists for the depositary shares. We have filed an application to list the depositary shares on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “IBKCN.” If the application is approved, trading of the depositary shares on Nasdaq is expected to begin within 30 days after the date of initial issuance of the depositary shares.

Neither the depositary shares nor the Series D preferred stock is a savings account, deposit or other obligation of any of our bank or non-bank subsidiaries and neither is insured by the Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency or instrumentality.

Investing in the depositary shares involves risks. See “Risk Factors” beginning on page S-10 of this prospectus supplement and page 1 of the accompanying prospectus, as well as beginning on page 12 of our most recent Annual Report on Form 10-K.

	Per Share	Total
Public offering price (1)	$25.0000	$100,000,000
Underwriting discounts and commissions (2)	$0.7875	$3,150,000
Proceeds, before expenses, to us	$24.2125	$96,850,000

(1)	Plus accrued dividends from the original date of issuance, which is expected to be on or about April 4, 2019.
(2)	The underwriters will also be reimbursed for certain expenses incurred in this offering. See “Underwriting” for details.

The underwriters expect to deliver the depositary shares in book-entry form only, through the facilities of The Depository Trust Company (“DTC”) for the accounts of its participants including Clearstream Banking, société anonyme (“Clearstream”), and Euroclear Bank S.A./N.V. (“Euroclear”), as operator of the Euroclear System, against payment on or about April 4, 2019.

Neither the Securities and Exchange Commission (the “SEC”), any state securities commission, the FDIC, the Board of Governors of the Federal Reserve System (the “Federal Reserve”) nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

BofA Merrill Lynch	Keefe, Bruyette & Woods A Stifel Company

Co-Managers

Evercore ISI	Sandler O’Neill + Partners, L.P.

The date of this prospectus supplement is March 28, 2019.

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

We have not, and the underwriters have not, authorized any other person to provide you with any information other than that contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and any free writing prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of our depositary shares and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part, the accompanying prospectus, provides more general information. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement and the information contained in the accompanying prospectus or any document incorporated by reference therein filed prior to the date of this prospectus supplement, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in the accompanying prospectus—the statement in the document having the later date modifies or supersedes the earlier statement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

To the extent that statements in this prospectus, the documents incorporated by reference into it, and any prospectus supplements relate to our future plans, objectives, financial results or performance, these statements are deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, which are based on management’s current information, estimates and assumptions and the current economic environment, are generally identified by use of the words “may,” “plan,” “believe,” “expect,” “intend,” “will,” “should,” “continue,” “potential,” “anticipate,” “estimate,” “predict,” “project” or similar expressions, or the negative of these terms or other comparable terminology. Our actual strategies and results in future periods may differ materially from those currently expected due to various risks and uncertainties.

Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to such differences include, but are not limited to: the level of market volatility, our ability to execute our growth strategy, including the availability of future bank acquisition opportunities, our ability to execute on our revenue and efficiency improvement initiatives, unanticipated delays, losses, business disruptions and diversion of management time related to the completion and integration of mergers and acquisitions, refinements to purchase accounting adjustments for acquired businesses and assets and assumed liabilities in these transactions, adjustments of fair values of acquired assets and assumed liabilities and of deferred taxes in acquisitions, actual results deviating from the our current estimates and assumptions of timing and amounts of cash flows, credit risk of our customers, effects of low energy and commodity prices, effects of residential real estate prices and levels of home sales, our ability to satisfy capital and liquidity standards, sufficiency of our allowance for loan losses, changes in interest rates, access to funding sources, reliance on the services of executive management, competition for loans, deposits and investment dollars, competition from competitors with greater financial resources than us, reputational risks and social factors, changes in government regulations and legislation, increases in FDIC insurance assessments,

S-ii

geographic concentration of our markets, economic or business conditions in our markets or nationally, rapid changes in the financial services industry, significant litigation, cyber-security risks including dependence on our operational, technological, and organizational systems and infrastructure and those of third party providers of those services, hurricanes and other adverse weather events, and valuation of intangible assets. Factors that may cause actual results to differ materially from these forward-looking statements are discussed in the “Risk Factors” section of this prospectus supplement and our Annual Report on Form 10-K and other filings with the SEC, available at the SEC’s website, www.sec.gov, and our website, www.iberiabank.com, under the heading “Investor Relations” and then “Financial Information.” These forward-looking statements speak only as of the date on which the statements were made. Except to the extent required by applicable law or regulation, we undertake no obligation to revise or update publicly any forward-looking statement for any reason.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus supplement. Because this is a summary, it may not contain all the information that may be important to you. Therefore, you should also read the more detailed information set forth in this prospectus supplement, our financial statements and documents incorporated by reference into this prospectus supplement and the accompanying prospectus, before making a decision to invest in our depositary shares. See “Where You Can Find Additional Information.” Unless we indicate otherwise, the words “we,” “our,” “us” and “Company” refer to IBERIABANK Corporation and its wholly owned subsidiaries.

OUR COMPANY

IBERIABANK Corporation, a Louisiana corporation, is a financial holding company with 329 combined locations, including 191 bank branch offices and 3 loan production offices in Louisiana, Arkansas, Tennessee, Alabama, Texas, Florida, Georgia, South Carolina, North Carolina, Mississippi, Missouri, and New York, 29 title insurance offices in Arkansas, Tennessee, and Louisiana, and mortgage representatives in 87 locations in 12 states. The Company also has 18 wealth management locations in 5 states and one IBERIA Capital Partners L.L.C. office in Louisiana. As of December 31, 2018, we had total consolidated assets of $30.8 billion, total deposits of $23.8 billion and shareholders’ equity of $4.1 billion.

Our principal executive office is located at 200 West Congress Street, Lafayette, Louisiana, and our telephone number at that office is (337) 521-4003. Our website is located at www.iberiabank.com. The information contained on our website is not part of this prospectus supplement or the accompanying prospectus.

We are the holding company for IBERIABANK, a Louisiana state chartered banking corporation headquartered in Lafayette, Louisiana; Lenders Title Company, an Arkansas-chartered title insurance and closing services agency headquartered in Little Rock, Arkansas (“Lenders Title”); IBERIA Capital Partners LLC, a corporate finance services firm (“ICP”); 1887 Leasing, LLC, a holding company for our aircraft, IBERIA Asset Management, Inc. (“IAM”), which provides wealth management and trust advisory services to high net worth individuals, pension funds, corporations and trusts; and IBERIA CDE, LLC (“CDE”), which invests in purchased tax credits.

IBERIABANK offers commercial and retail banking products and services to customers throughout locations in ten states. IBERIABANK provides these products and services in Louisiana, Alabama, Florida, Arkansas, Tennessee, Georgia, Texas, North Carolina, South Carolina and New York, as well as on-line at www.iberiabank.com and www.virtualbank.com. These products and services include a broad array of commercial, consumer, mortgage, and private banking products and services, trust advisory services, cash management, deposit and annuity products. Certain of our non-bank subsidiaries engage in financial services-related activities, including brokerage services, sales of variable annuities, and wealth management services. Lenders Title offers a full line of title insurance and loan closing services throughout Arkansas, Tennessee and Louisiana. ICP provides equity research, institutional sales and trading, and corporate finance services throughout the energy industry. 1887 Leasing, LLC, owns an aircraft used by management of the Company and its subsidiaries. IAM provides wealth management advisory services for commercial and private banking clients. CDE is engaged in the purchase of tax credits.

On March 19, 2019, the Board of Directors announced the declaration of a quarterly cash dividend of $0.43 per common share. The dividend is payable on April 26, 2019, to shareholders of record as of March 29, 2019.

THE OFFERING

The following summary contains summary information about the depositary shares, Series D preferred stock and this offering and is not intended to be complete. It does not contain all the information that you should consider before deciding whether to invest in the depositary shares. For a complete understanding of the depositary shares and Series D preferred stock, you should read the sections of this prospectus supplement entitled “Description of Series D Preferred Stock” and “Description of Depositary Shares.”

Issuer	IBERIABANK Corporation, a Louisiana corporation and a financial holding company.

Securities Offered	4,000,000 depositary shares each representing a 1/400th ownership interest in a share of our 6.100% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series D, par value $1.00 per share, with a liquidation preference of $10,000 per share of Series D preferred stock (equivalent to $25 per depositary share). Each holder of depositary shares will be entitled to all rights and preferences of the Series D preferred stock (including dividend, voting, redemption and liquidation rights) in proportion to such holder’s investment in the underlying shares of Series D preferred stock.

We may from time to time, without notice to or the consent of holders of the Series D preferred stock, issue additional shares of Series D preferred stock, provided that if the additional shares are not fungible for U.S. federal income tax purposes with the initial shares of such series, the additional shares shall be issued under a separate CUSIP number. The additional shares would form a single series together with all previously issued shares of Series D preferred stock. In the event we issue additional shares of Series D preferred stock, we will cause a corresponding number of additional depositary shares to be issued.

Dividends	Holders of the Series D preferred stock will be entitled to receive, only when, as, and if declared by our board of directors (or a duly authorized committee of our board of directors), out of assets legally available under applicable law for payment, non-cumulative cash dividends based on the liquidation preference of $10,000 per share of Series D preferred stock, and no more, at a rate equal to (1) 6.100% per annum (equivalent to $1.525 per depositary share per annum), for each semi-annual Dividend Period occurring from, and including, the original issue date of the Series D preferred stock to, but excluding, May 1, 2024 (the “Fixed Rate Period”), and (2) thereafter, three-month LIBOR plus a spread of 385.9 basis points per annum, for each quarterly Dividend Period from, and including May 1, 2024 (the “Floating Rate Period”). A “Dividend Period” means the period from, and including, each Dividend Payment Date (as defined below) to, but excluding, the next succeeding Dividend Payment Date, except for the initial Dividend Period, which will be the period from, and including, the original issue date of the shares of Series D preferred stock to, but excluding, the next succeeding Dividend Payment Date.

Dividends on the Series D preferred stock will not be cumulative or mandatory. If our board of directors (or a duly authorized committee of our board of directors) does not declare a dividend on the Series D preferred stock for any Dividend Period prior to the related Dividend Payment Date, that dividend will not accumulate, and we will have no obligation to pay a dividend for that Dividend Period at any time, whether or not dividends on the Series D preferred stock or any other series of our preferred stock or common stock are declared for any future Dividend Period.

See “Description of Series D Preferred Stock—Dividends.”

Dividend Payment Dates	When, as, and if declared by our board of directors (or a duly authorized committee of our board of directors), we will pay cash dividends on the Series D preferred stock semi-annually, in arrears, on May 1 and November 1 of each year, beginning on November 1, 2019 and ending on May 1, 2024. From, and including, May 1, 2024, we will pay cash dividends on the Series D preferred stock quarterly, in arrears, on February 1, May 1, August 1, and November 1, beginning on August 1, 2024, subject to potential adjustment as provided in clause (iii) of the definition of three-month LIBOR. Each such date is referred to as a “Dividend Payment Date.”

See “Description of Series D Preferred Stock—Dividends.”

Priority Regarding Dividends	During any Dividend Period, so long as any share of Series D preferred stock remains outstanding, unless (i) the full dividends for the immediately preceding Dividend Period on all outstanding shares of Series D preferred stock have been paid in full or declared, and funds sufficient for the payment of those dividends set aside, and (ii) we are not in default on our obligation to redeem any shares of Series D preferred stock that have been called for redemption,

(1)

no dividend will be declared and paid or set aside for payment and no distribution will be declared and made or set aside for payment on any Junior Stock (as defined herein), subject to certain exceptions,

(2)

no shares of Junior Stock will be repurchased, redeemed, or otherwise acquired for consideration by us, directly or indirectly, subject to certain exceptions, nor will any monies be paid to or made available for a sinking fund for the redemption of any such securities by us, and

(3)	no shares of Parity Stock (as defined herein), including the 6.625% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series B (the “Series B preferred stock”) and the 6.60%

Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series C (the “Series C preferred stock”), will be repurchased, redeemed or otherwise acquired for consideration by us, subject to certain exceptions, during a Dividend Period.

See “Description of Series D Preferred Stock—Priority Regarding Dividends.”

Redemption	The Series D preferred stock is not subject to any mandatory redemption, sinking fund or other similar provision.

We may redeem the Series D preferred stock at our option, subject to regulatory approval, at a redemption price equal to $10,000 per share (equivalent of $25 per depositary share), plus any declared and unpaid dividends (without regard to any undeclared dividends) to, but excluding, the redemption date, (i) in whole or in part, from time to time, on any Dividend Payment Date on or after May 1, 2024 or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event (as defined herein). If we redeem some or all of the Series D preferred stock, the depositary is expected to redeem a proportionate number of depositary shares. See “Description of Series D Preferred Stock—Redemption.”

Neither the holders of Series D preferred stock nor the holders of the related depositary shares have the right to require the redemption or repurchase of the Series D preferred stock.

Liquidation Rights	Upon our voluntary or involuntary liquidation, dissolution or winding up, the holders of the outstanding shares of Series D preferred stock are entitled to be paid out of our assets legally available for distribution to our shareholders, before any distribution of assets is made to holders of common stock or any other Junior Stock, a liquidating distribution in the amount of a liquidation preference of $10,000 per share (equivalent to $25 per depositary share), plus the sum of any declared and unpaid dividends for prior Dividend Periods prior to the Dividend Period in which the liquidation distribution is made and any declared and unpaid dividends for the then current Dividend Period in which the liquidation distribution is made to the date of such liquidation distribution. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series D preferred stock will have no right or claim to any of our remaining assets.

In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series D preferred stock and the corresponding amounts payable on all shares of Parity Stock in the distribution of assets upon any such liquidation, dissolution or winding up, then we will distribute our assets to those holders pro rata in proportion to the full liquidating distributions to which they would otherwise have received.

See “Description of Series D Preferred Stock—Liquidation Rights.”

Voting Rights	Holders of the Series D preferred stock will have no voting rights with respect to matters that generally require the approval of our voting common shareholders. Holders of the Series D preferred stock will have voting rights only with respect to (i) authorizing, creating or issuing any capital stock ranking senior to the Series D preferred stock as to dividends or the distribution of assets upon liquidation, dissolution or winding up, or reclassifying any authorized capital stock into any such shares of such capital stock or issuing any obligation or security convertible into or evidencing the right to purchase any such shares of capital stock, (ii) amending, altering or repealing any provision of the Articles of Amendment creating the Series D preferred stock (the “Articles of Amendment”) or our Articles of Incorporation (the “Articles”), including by merger, consolidation or otherwise, so as to affect the powers, preferences or special rights of the Series D preferred stock, (iii) two directors, following non-payments of dividends of at least three Fix Rate Periods or at least six Floating Rate Periods, as applicable, and (iv) as otherwise required by applicable law.

See “Description of Series D Preferred Stock—Voting Rights.”

Ranking	With respect to the payment of dividends and distributions upon our liquidation, dissolution or winding up, the Series D preferred stock will rank:

•	senior to our common stock and any other class or series of preferred stock that by its terms ranks junior to the Series D preferred stock;

•	equally with all existing and future series of preferred stock that does not by its terms so provide, including the Series B preferred stock and the Series C preferred stock; and

•

junior to all existing and future indebtedness and other liabilities and any class or series of preferred stock that expressly provides in the Articles of Amendment creating such preferred stock that such series ranks senior to the Series D preferred stock (subject to any requisite consents prior to issuance).

No Maturity	The Series D preferred stock does not have any maturity date, and we are not required to redeem the Series D preferred stock at any time. Accordingly, the Series D preferred stock will remain outstanding perpetually, unless and until we decide to redeem it and, if required, receive prior approval of the Federal Reserve to do so.

Preemptive and Conversion Rights	None.

Listing	We have filed an application to list the depositary shares on the Nasdaq under the symbol “IBKCN.” If the application is approved,

trading of the depositary shares on Nasdaq is expected to begin within 30 days after the date of initial issuance of the depositary shares.

Tax Consequences	For discussion of material United States federal income tax consequences relating to the depositary shares, see “Material United States Federal Income Tax Considerations.”

Use of Proceeds	We intend to use the net proceeds of this offering of depositary shares for general corporate purposes, including repurchases of our common stock, possible future acquisitions of other financial services businesses, our working capital needs and investments in our subsidiaries to support our continued growth.

Risk Factors	See “Risk Factors” beginning on page S-10 of this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should consider carefully before deciding to invest in the depositary shares.

Depositary, Registrar and Transfer Agent

Computershare Trust Company, N.A. will be the depositary, transfer agent and registrar for the Series D preferred stock.

Calculation Agent	The Company will initially act as calculation agent unless we appoint a calculation agent for the Series D preferred stock prior to the commencement of the Floating Rate Period.

Summary Historical Financial Data

The following tables set forth selected consolidated historical financial and other data for the periods ended and as of the dates indicated. The selected consolidated financial data presented below as of and for the years ended December 31, 2018, 2017 and 2016 is derived from our audited consolidated financial statements incorporated by reference into this prospectus supplement and accompanying prospectus. The selected consolidated financial data as of and for the years ended December 31, 2015 and 2014 is derived from our audited consolidated financial statements, which are not included or incorporated by reference in this prospectus supplement and accompanying prospectus. Results from past periods are not necessarily indicative of results that may be expected for any future period.

This summary historical financial data should be read in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2018, and with our consolidated financial statements and related notes incorporated by reference into this prospectus supplement and accompanying prospectus.

	As of and For the Year Ended December 31,
(Dollars in thousands, except per share data)	2018	2017	2016	2015	2014
Income Statement Data (1)(2)
Interest and dividend income	$1,221,629	$913,783	$716,939	$646,858	$504,815
Interest expense	208,381	104,937	67,701	59,100	44,704

Net interest income	1,013,248	808,846	649,238	587,758	460,111
Provision for credit losses	40,385	51,708	41,521	33,252	19,714

Net interest income after provision for credit losses	972,863	757,138	607,717	554,506	440,397
Non-interest income	152,562	202,147	227,717	220,393	173,628
Non-interest expense	722,898	666,406	563,464	567,961	472,960

Income before income tax expense	402,527	292,879	271,970	206,938	141,065
Income tax expense	32,278	150,466	85,193	64,094	35,683
Net income	370,249	142,413	186,777	142,844	105,382
Less: Preferred stock dividends	9,095	9,095	7,977	—	—

Net Income Available to Common Shareholders	$361,154	$133,318	$178,800	$142,844	$105,382

Earnings per common share—basic	$6.50	$2.61	$4.32	$3.69	$3.31
Earnings per common share—diluted	6.46	2.59	4.30	3.68	3.30
Cash dividends declared per common share	1.56	1.46	1.40	1.36	1.36

	As of December 31,
(Dollars in thousands, except per share data)	2018	2017	2016	2015	2014

Balance Sheet Data
Total assets	$30,833,015	$27,904,129	$21,659,190	$19,504,068	$15,757,904
Cash and cash equivalents	690,453	625,724	1,362,126	510,267	548,095
Investment securities	4,991,025	4,817,380	3,535,313	2,899,214	2,275,813
Loans and leases, net of unearned income	22,519,815	20,078,181	15,064,971	14,327,428	11,441,044
Goodwill and other intangible assets, net	1,324,269	1,277,464	759,823	765,655	548,130
Deposits	23,763,431	21,466,717	17,408,283	16,178,748	12,520,525
Borrowings	2,649,033	2,487,132	1,138,089	667,064	1,248,996
Shareholders’ equity	4,056,277	3,696,791	2,939,694	2,498,835	1,852,148
Book value per common share (3)	71.61	66.17	62.68	58.87	55.37
Tangible book value per share (Non-GAAP) (3)(5)	47.61	42.56	45.80	40.35	39.08

	As of and For the Years Ended December 31,
	2018	2017	2016	2015	2014
Key Ratios (4)
Return on average assets	1.25%	0.58%	0.92%	0.78%	0.72%
Return on average common equity	9.63	3.95	7.08	6.41	6.17
Return on average tangible common equity (Non-GAAP) (5)	15.48	5.85	10.44	9.65	9.04
Equity to assets at end of period	13.16	13.25	13.57	12.81	11.75
Earning assets to interest-bearing liabilities at end of period	142.24	144.20	146.60	142.28	135.15
Interest rate spread (6)	3.40	3.42	3.40	3.45	3.40
Net interest margin (TE) (6)(7)	3.75	3.64	3.56	3.58	3.51
Non-interest expense to average assets	2.44	2.72	2.77	3.09	3.23
Efficiency ratio (8)	62.01	65.92	64.25	70.57	74.73
Tangible efficiency ratio (TE) (Non-GAAP) (5)(7)(8)	59.77	63.85	62.43	68.39	72.40
Common stock dividend payout ratio	24.18	57.47	32.94	38.46	42.05

Asset Quality Data
Non-performing assets to total assets at end of period (9)	0.55%	0.64%	1.16%	0.47%	0.58%
Allowance for credit losses to non-performing loans at end of period (9)	111.55	101.19	67.84	266.35	371.79
Allowance for credit losses to total loans at end of period	0.69	0.77	1.04	1.06	1.24

Consolidated Capital Ratios
Tier 1 leverage capital ratio	9.63%	9.35%	10.86%	9.52%	9.35%
Common Equity Tier 1 (CET 1)	10.72	10.57	11.84	10.10	N/A
Tier 1 risk-based capital ratio	11.25	11.16	12.59	10.73	11.17
Total risk-based capital ratio	12.33	12.37	14.13	12.17	12.30

(1)	Certain balances and amounts have been restated for the effect of the adoption of ASU No. 2014-01 on January 1, 2015.
(2)

2018 data is impacted by the Company’s acquisition of Gibraltar Private Bank & Trust Company on March 23, 2018 and SolomonParks Title & Escrow, LLC on January 12, 2018. 2017 data is impacted by the Company’s acquisition of Sabadell United Bank, N.A. on July 31, 2017. 2015 data is impacted by the Company’s acquisitions of Florida Bank Group, Inc. on February 28, 2015, Old Florida Bancshares, Inc. on March 31, 2015, and Georgia Commerce Bancshares, Inc. on May 31, 2015. 2014 data is impacted by the Company’s acquisitions of certain assets and liabilities of Trust One Bank – Memphis Operations on January 17, 2014, Teche Holding Company on May 31, 2014, and First Private Holdings, Inc. on June 30, 2014.
(3)	Shares used for book value purposes are net of shares held in treasury at the end of 2014.
(4)	With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods.
(5)	Tangible calculations eliminate the effect of goodwill and acquisition-related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.
(6)

Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average earning assets.

(7)

Fully taxable equivalent (“TE”) calculations include the tax benefit associated with related income sources that are tax-exempt using a rate of 21% for 2018 and a rate of 35% for prior years, which approximates the marginal tax rate.

(8)	The efficiency ratio represents non-interest expense as a percentage of total revenues. Total revenues are the sum of net interest income and non-interest income.
(9)	Non-performing loans consist of non-accruing loans and loans 90 days or more past due. Non-performing assets consist of non-performing loans and other real estate owned, including repossessed assets.

Since the presentation of these GAAP performance measures disclosed herein and their impact differ between companies, management believes presentations of these non-GAAP financial measures provide useful supplemental information that is essential to a proper understanding of the operating results of our core businesses. These non-GAAP disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Reconciliations of GAAP to non-GAAP disclosures are included in the tables below.

Return on Average Tangible Common Equity

	Year Ended December 31,
	2018	2017	2016	2015	2014
Return on average common equity	9.63%	3.95%	7.08%	6.41%	6.17%
Effect of intangibles and non-operating items	6.38	5.91	3.66	4.49	3.99

Return on average tangible common equity (Non-GAAP)	16.01%	9.86%	10.74%	10.90%	10.16%

Tangible Operating Efficiency Ratio (TE)

	Year Ended December 31,
	2018	2017	2016	2015	2014
Efficiency ratio	62.0%	65.9%	64.3%	70.6%	74.7%
Effect of tax benefit related to tax-exempt income, amortization of intangibles and non-operating items	8.3	8.3	4.1	6.3	6.4

Tangible operating efficiency ratio (TE) (Non-GAAP)	53.7%	57.6%	60.2%	64.3%	68.3%

Tangible Book Value Per Common Share

	As of December 31,
	2018	2017	2016	2015	2014
Book Value per common share	$71.61	$66.17	$62.68	$58.87	$55.37
Effect of Intangible Assets	24.00	23.61	16.88	18.52	16.29

Tangible book value per common share (Non-GAAP)	$47.61	$42.56	$45.80	$40.35	$39.08

RISK FACTORS

An investment in the depositary shares involves certain risks relating to the Series D preferred stock, the depositary shares and the Company. You should carefully consider the risks described below and the risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2018, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The risks and uncertainties we describe are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business or operations. Any adverse effect on our business, financial condition or operating results could result in a decline in the value of the depositary shares and the loss of all or part of your investment.

You are making an investment decision about both the depositary shares and the Series D preferred stock.

As described in this prospectus supplement, we are issuing depositary shares representing fractional interests in shares of Series D preferred stock. The depositary will rely solely on the payments it receives on the Series D preferred stock to fund all payments on the depositary shares. You should carefully review the information in this prospectus supplement and the accompanying prospectus regarding both of these securities before making an investment decision.

The Series D preferred stock will be an equity security and will be subordinate to our existing and future indebtedness.

The shares of Series D preferred stock will be equity interests and will not constitute indebtedness of ours. This means that the depositary shares, which represent fractional interests in shares of Series D preferred stock, will rank junior to all our existing and future indebtedness and our other non-equity claims with respect to assets available to satisfy claims against us, including claims in the event of our liquidation.

As of December 31, 2018 our total liabilities were approximately $26.78 billion, and we may incur additional indebtedness in the future to increase our capital resources. Additionally, if our capital ratios or the capital ratios of our banking subsidiary fall below minimum ratios required by the Federal Reserve, we or our banking subsidiary could be required to raise additional capital by making additional offerings of debt securities, including medium-term notes, senior or subordinated notes, or other applicable securities. The Series D preferred stock places no restrictions on our business or operations or on our ability to incur indebtedness or engage in any transactions, subject only to the limited voting rights referred to below in “Risk Factors—Holders of the Series D preferred stock and the depositary shares will have limited voting rights.” Further, our existing and future indebtedness may restrict the payment of dividends on the Series D preferred stock.

Additional issuances of preferred stock or securities convertible into preferred stock may further dilute the ownership of existing holders of the depositary shares.

We may, in the future, determine that it is advisable, or we may encounter circumstances where we determine it is necessary, to issue additional shares of preferred stock, securities convertible into, exchangeable for or that represent an interest in preferred stock, or preferred stock-equivalent securities to fund strategic initiatives or other business needs or to build additional capital. Our board of directors is authorized to cause us to issue one or more classes or series of preferred stock from time to time without any action on the part of the shareholders, including issuing additional shares of Series D preferred stock or additional depositary shares. Our board of directors also has the power, without shareholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over the Series D preferred stock with respect to dividends or upon our dissolution, winding-up and liquidation and other terms. Although the affirmative vote or consent of the holders of at least two-thirds of all outstanding shares of the

Series D preferred stock is required to authorize or issue any shares of capital stock senior in rights and preferences to the Series D preferred stock, if we issue preferred stock in the future with voting rights that dilute the voting power of the Series D preferred stock or depositary shares, the rights of holders of the depositary shares or the market price of the depositary shares could be adversely affected. The market price of the depositary shares could decline as a result of these other offerings, as well as other sales of a large block of depositary shares, Series D preferred stock or similar securities in the market thereafter, or the perception that such sales could occur. Holders of the Series D preferred stock are not entitled to preemptive rights or other protections against dilution. We have no obligation to consider the interests of the holders of the Series D preferred stock or the depositary shares representing the Series D preferred stock in engaging in any such offering or transaction.

The Series D preferred stock may be junior in rights and preferences to our future preferred stock.

The Series D preferred stock may rank junior to preferred stock issued in the future that by its terms is expressly senior in rights and preferences to the Series D preferred stock, although the affirmative vote or consent of the holders of at least two thirds of all outstanding shares of the Series D preferred stock is required to authorize or issue any shares of stock senior in rights and preferences to the Series D preferred stock. The terms of any future preferred stock expressly senior to the Series D preferred stock may restrict dividend payments on the Series D preferred stock.

Dividends on the Series D preferred stock are discretionary and non-cumulative.

Dividends on the Series D preferred stock are discretionary and will not be cumulative. If our board of directors (or a duly authorized committee of our board of directors) does not declare a dividend on the Series D preferred stock in respect of a dividend period, then no dividend will be deemed to have accumulated for such dividend period, no dividend will be payable on the applicable Dividend Payment Date or accumulate, and we will have no obligation to pay any dividend for that dividend period at any time, whether or not our board of directors (or a duly authorized committee of our board of directors) declares a dividend on the Series D preferred stock or any other class or series of our capital stock for any future dividend period, including the Series B preferred stock and the Series C preferred stock. In addition, under the Federal Reserve’s capital rules, dividends on the Series D preferred stock may only be paid out of our net income, retained earnings or surplus related to other additional Tier 1 capital instruments.

The dividend rate will vary commencing on May 1, 2024 and any dividends declared may be less than the initial fixed annual rate of 6.100% that is in effect during the Fixed Rate Period.

The annual dividend rate on the Series D preferred stock commencing on May 1, 2024 will equal three-month LIBOR plus a spread of 385.9 basis points per annum, for each quarterly Dividend Period, subject to potential adjustment as provided in clause (iii) of the definition of three-month LIBOR. Therefore, any dividends declared on or after May 1, 2024 may vary from period to period and could be more or less than the fixed rate for the Fixed Rate Period. We have no control over a number of factors that may affect market interest rates, including geopolitical conditions and economic, financial, political, regulatory, judicial or other events that affect the markets generally and that are important in determining the existence, magnitude, and longevity of market rate risk.

The historical levels of three-month LIBOR are not an indication of the future levels of three-month LIBOR; in the past, the level of three-month LIBOR has experienced significant fluctuations.

Historical levels, fluctuations and trends of three-month LIBOR are not necessarily indicative of future levels. Any historical upward or downward trend in three-month LIBOR is not an indication that three-month LIBOR is more or less likely to increase or decrease at any time during the Floating Rate Period, and you should not take the historical levels of three-month LIBOR as an indication of its future performance.

Holders of the Series D preferred stock will have no rights against the publishers of LIBOR.

Holders of the Series D preferred stock will have no rights against the publishers of LIBOR, even though the amount they receive on each Dividend Payment Date after May 1, 2024 will depend upon the level of LIBOR. The publishers of LIBOR are not in any way involved in this offering and have no obligations relating to the Series D preferred stock or the holders of the Series D preferred stock.

Uncertainty relating to the LIBOR calculation process and potential phasing out of LIBOR after 2021 may adversely affect the value of the Series D preferred stock.

The chief executive of the United Kingdom Financial Conduct Authority (“FCA”), which regulates LIBOR, in July 2017 announced that the FCA intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. It is not possible to predict the effect of these changes, other reforms or the establishment of alternative reference rates in the United Kingdom or elsewhere. While Intercontinental Exchange Inc., the company that administers LIBOR, plans to continue publishing LIBOR, liquidity in the interbank markets that those LIBOR estimates are based upon has been declining. Accordingly, there is considerable uncertainty regarding the publication of such rates beyond 2021. In April 2018, the Federal Reserve Bank of New York, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, announced replacement of U.S. LIBOR with a new index calculated by short-term repurchase agreements, backed by U.S. Treasury securities, called the Secured Overnight Financing Rate (“SOFR”). The first publication of SOFR was released in April 2018. Whether or not SOFR attains market acceptance as a LIBOR replacement remains in question and the future of LIBOR at this time is uncertain. The selection of SOFR as the alternative reference rate currently presents certain market concerns, because a term structure for SOFR has not yet developed, and there is not yet a generally accepted methodology for adjusting SOFR, which represents an overnight, risk-free rate, so that it will be comparable to LIBOR, which has various tenors and reflects a risk component. Uncertainty as to the nature of such potential changes, alternative reference rates or other reforms may adversely affect the trading market for securities on which the interest or dividend is determined by reference to LIBOR, such as the Series D preferred stock.

The Series D preferred stock is perpetual. While the initial interest rate on the Series D preferred stock is fixed, interest will accrue at an annual rate equal to three-month LIBOR plus a spread of 385.9 basis points per annum for each quarterly Dividend Period beginning May 1, 2024 after the date on which the continuation of LIBOR on the current basis cannot and will not be guaranteed. As described under “Description of Series D Preferred Stock—Dividends,” if we, in our sole discretion, determine that three-month LIBOR has been permanently discontinued or is no longer viewed as an acceptable benchmark for securities like the Series D Preferred Stock and we notify the calculation agent of such determination (a “LIBOR Event”), the calculation agent will use, as directed by us, as a substitute for three-month LIBOR (the “Alternative Rate”) for each future dividend determination date, the alternative reference rate selected by the central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with market practice regarding a substitute for LIBOR (which may, or may not, be SOFR). As part of such substitution, the calculation agent will, as directed by us, make such adjustments to the Alternative Rate or the spread thereon, as well as the business day convention, dividend determination dates and related provisions and definitions (“Adjustments”), in each case that are consistent with market practice for the use of such Alternative Rate.

Notwithstanding the foregoing, if we determine that there is no alternative reference rate selected by the central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with market practice regarding a substitute for three-month LIBOR, we may, in our sole discretion, appoint an independent financial advisor (“IFA”) to determine an appropriate Alternative Rate and any Adjustments, and the decision of the IFA will be binding on us, the calculation agent and the holders of Series D Preferred Stock. If on any dividend determination date during the Floating-Rate Period (which may be the first dividend determination date of the Floating-Rate Period) a LIBOR Event has occurred prior to such dividend determination date and for any reason an Alternative Rate has not been determined or there is no such market practice for the use of such Alternative Rate (and, in each case, an IFA has not determined an appropriate Alternative Rate and Adjustments or an IFA has not been appointed) as of such dividend determination date, then commencing on such dividend determination date the dividend rate, business day convention and manner of calculating dividends applicable during the Fixed-Rate Period will be in effect for the applicable dividend period and will remain in effect during the remainder of the Floating-Rate Period.

We will have discretion to determine if three-month LIBOR has been discontinued or is no longer an acceptable benchmark, to direct the calculation agent to use the appropriate Alternative Rate and to make related Adjustments consistent with market practice and, in certain circumstances, to appoint an IFA to determine an appropriate Alternative Rate and any Adjustments. Our interests in making the foregoing determinations or adjustments may be adverse to the interests of holders of the Series D Preferred Stock, and any of the foregoing determinations, adjustments or actions by the calculation agent or the IFA, or the continuation of the dividend rate in effect during the Fixed-Rate Period in certain circumstances, could result in adverse consequences to the applicable dividend rate on Series D Preferred Stock, which could have adverse effects on the returns on, value of, and market for Series D Preferred Stock.

Our ability to declare and pay dividends is subject to statutory and regulatory restrictions.

We are subject to statutory and regulatory limitations on our ability to declare and pay dividends on the Series D preferred stock. In particular, dividends on the Series D preferred stock will be subject to our receipt of any required prior approval by the Federal Reserve (if then required) and to the satisfaction of conditions set forth in the capital adequacy requirements of the Federal Reserve applicable to dividends on the Series D preferred stock. Under the Federal Reserve’s capital rules, dividends on the Series D preferred stock may only be paid out of our net income, retained earnings or surplus related to other additional Tier 1 capital instruments.

The Series D preferred stock may be redeemed at our option, and you may not be able to reinvest the redemption price you receive in a similar security.

Subject to the approval of the Federal Reserve (if then required), at our option, we may redeem the Series D preferred stock at any time, either in whole or in part, for cash, on any Dividend Payment Date on or after May 1, 2024. We may also redeem the Series D preferred stock at our option, subject to the approval of the Federal Reserve (if then required), at any time, in whole, but not in part, within 90 days following the occurrence of a “regulatory capital treatment event,” such as a proposed change in law or regulation after the initial issuance date with respect to whether the Series D preferred stock qualifies as an “additional Tier 1 capital” instrument. Although the terms of the Series D preferred stock have been established at issuance to satisfy the criteria for “additional Tier 1 capital” instruments consistent with Basel III as set forth in the joint final rulemaking issued in July 2013 by the Federal Reserve, the FDIC and the Office of the Comptroller of the Currency, it is possible that the Series D preferred stock may not satisfy the criteria set forth in future rulemakings or interpretations. As a result, a regulatory capital treatment event could occur whereby we would have the right, subject to prior approval of the Federal Reserve (if then required), to redeem the Series D preferred stock in accordance with its terms prior to May 1, 2024, or any date thereafter.

If we redeem the Series D preferred stock for any reason, you may not be able to reinvest the redemption proceeds you receive in a similar security. See “Description of Series D Preferred Stock—Redemption” for more information on redemption of the Series D preferred stock.

Investors should not expect us to redeem the Series D preferred stock on the date it becomes redeemable or on any particular date after it becomes redeemable.

The Series D preferred stock is a perpetual equity security. This means that it has no maturity or mandatory redemption date and is not redeemable at the option of the holders of the Series D preferred stock or the holders of the related depositary shares offered by this prospectus supplement. The Series D preferred stock may be redeemed by us at our option, either in whole or in part, for cash, on any Dividend Payment Date on or after May 1, 2024, or in whole, but not in part, at any time within 90 days of the occurrence of a regulatory capital treatment event (as defined herein). Any decision we may make at any time to propose a redemption of the Series D preferred stock will depend upon, among other things, our evaluation of our capital position, the composition of our shareholders’ equity and general market conditions at that time.

In addition, our right to redeem the Series D preferred stock is subject to limitations. Under the Federal Reserve’s current risk-based capital guidelines applicable to bank holding companies, any redemption of the Series D preferred stock is subject to prior approval of the Federal Reserve. We cannot assure you that the Federal Reserve will approve any redemption of the Series D preferred stock that we may propose. There also can be no assurance that, if we propose to redeem the Series D preferred stock without replacing such capital with common equity Tier 1 capital or additional Tier 1 capital instruments, the Federal Reserve will authorize such redemption. We understand that the factors that the Federal Reserve will consider in evaluating a proposed redemption, or a request that we be permitted to redeem the Series D preferred stock without replacing it with common equity Tier 1 capital or additional Tier 1 capital instruments, include its evaluation of the overall level and quality of our capital components, considered in light of our risk exposures, earnings and growth strategy, and other supervisory considerations, although the Federal Reserve may change these factors at any time.

We are a holding company and depend on our subsidiaries for dividends, distributions and other payments.

We are a legal entity separate and distinct from our banking and other subsidiaries. Our principal source of cash flow, including cash flow to pay dividends to our shareholders and to pay principal and interest on our outstanding debt, is dividends from our commercial banking subsidiary, IBERIABANK. There are statutory and regulatory limitations on the payment of dividends by IBERIABANK to us, as well as by us to our shareholders. Regulations of both the Federal Reserve and the Louisiana Office of Financial Institutions affect the ability of IBERIABANK to pay dividends and other distributions to us and to make loans to us. If IBERIABANK is unable to make dividend payments to us and sufficient cash or liquidity is not otherwise available, we may not be able to make dividend payments to our common and preferred shareholders or principal and interest payments on our outstanding debt.

In addition, our right to participate in any distribution of assets of any of our subsidiaries upon the subsidiary’s liquidation or otherwise, and thus your ability as a holder of the depositary shares each representing an interest in a share of the Series D preferred stock to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, shares of the Series D preferred stock are effectively subordinated to all existing and future liabilities and obligations of our subsidiaries. As of December 31, 2018, our subsidiaries’ total deposits and borrowings were approximately $26.4 billion.

If we defer payments on our outstanding junior subordinated notes under the indentures governing those securities, we will be prohibited from making distributions on or redeeming our Series D preferred stock.

The terms of our outstanding junior subordinated notes prohibit us from declaring or paying any dividends or distributions on the Series D preferred stock, or redeeming, purchasing, acquiring or making a liquidation payment on the Series D preferred stock, at any time when we elect to defer the payment of interest on those junior subordinated notes and while any such accumulated and unpaid interest remains unpaid.

Holders of the Series D preferred stock and the depositary shares will have limited voting rights.

Holders of the Series D preferred stock and, accordingly, holders of depositary shares will have no voting rights with respect to matters that generally require the approval of our voting common shareholders, except as required by law. Holders of the Series D preferred stock will have voting rights only with respect to (i) authorizing, creating or issuing any capital stock ranking senior to the Series D preferred stock as to dividends or the distribution of assets upon liquidation, dissolution or winding up, or reclassifying any authorized capital stock into any such shares of such capital stock or issuing any obligation or security convertible into or evidencing the right to purchase any such shares of capital stock, (ii) amending, altering or repealing any provision of our Articles or Articles of Amendment, including by merger, consolidation or otherwise, so as to adversely affect the powers, preferences or special rights of the Series D preferred stock, (iii) two directors, following non-payments of dividends of at least three Fixed Rate Periods or at least six Floating Rate Periods, and (iv) as otherwise required by applicable law. See “Description of Series D Preferred Stock—Voting Rights.”

Holders of the depositary shares must act through the depositary to exercise any voting rights of the Series D preferred stock. Although each depositary share is entitled to 1/400th of a vote, the depositary can only vote whole shares of Series D preferred stock. While the depositary will vote the maximum number of whole shares of Series D preferred stock in accordance with the instructions it receives, any remaining fractional votes of holders of the depositary shares will not be voted. See “Description of Depositary Shares—Voting.”

We cannot assure you that a liquid trading market for our depositary shares will develop, and you may find it difficult to sell any of the depositary shares you hold.

We have filed an application to list the depositary shares on the Nasdaq under the symbol “IBKCN.” If the application is approved, trading of the depositary shares on Nasdaq is expected to begin within 30 days after the date of initial issuance of the depositary shares. Even if the depositary shares are listed, there may be little or no secondary market for the depositary shares. The underwriters have advised us that they intend to make a market in the depositary shares. However, they are not obligated to do so and may discontinue any market making in the depositary shares at any time in their sole discretion. Even if a secondary market for the depositary shares develops, it may not provide significant liquidity. We cannot assure you that you will be able to sell any depositary shares you may hold at a particular time or at a price that you find favorable.

General market conditions and unpredictable factors could adversely affect market prices for the depositary shares.

Future trading prices of the depositary shares will depend on many factors, including:

•	whether we declare or fail to declare dividends on the Series D preferred stock from time to time;

•	our operating performance, financial condition and prospects, or the operating performance, financial condition and prospects of our competitors;

•	our creditworthiness;

•	the ratings given to our securities by credit rating agencies, including the ratings given to the Series D preferred stock;

•	prevailing interest rates;

•	economic, financial, geopolitical, regulatory or judicial events affecting us or the financial markets generally; and

•	the market for similar securities.

Accordingly, the depositary shares may trade at a discount to the price per share paid for such shares even if a secondary market for the depositary shares develops.

Our management has broad discretion over the use of proceeds from this offering.

Our management has significant flexibility in applying the proceeds that we receive from this offering. Although we have indicated our intent to use the proceeds from this offering for general corporate purposes, including repurchases of our common stock, possible future acquisitions of other financial services businesses, our working capital needs and investments in our subsidiaries to support our continued growth, our management retains significant discretion with respect to the use of proceeds. The proceeds of this offering may be used in a manner which does not generate a favorable return for us. We may use the proceeds to fund future acquisitions of other businesses. In addition, if we use the funds to acquire other businesses, there can be no assurance that any business we acquire would be successfully integrated into our operations or otherwise perform as expected.

An investment in the depositary shares and the Series D preferred stock is not an insured deposit.

The depositary shares and the Series D preferred stock are equity securities and are not bank deposits or savings accounts and, therefore, are not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. An investment in the depositary shares and the Series D preferred stock is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this prospectus supplement, the accompanying prospectus and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. As a result, if you acquire the depositary shares and the Series D preferred stock, you may be at risk of losing some or all of your investment.

The Series D preferred stock may not be rated and, if rated, a downgrade, suspension or withdrawal of, or change in, the methodology used to determine any rating assigned by a rating agency to our securities, including the Series D preferred stock, could cause the liquidity or trading price of the Series D preferred shares to decline significantly. We expect that Standard & Poor’s Ratings Services will assign rating to the Series D preferred stock. Generally, rating agencies base their ratings on such material and information, and such of their own investigative studies and assumptions, as they deem appropriate. Real or anticipated changes in the credit ratings assigned to the Series D preferred stock generally could affect the trading price of the Series D preferred stock. Credit ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization in its sole discretion. In addition, credit rating agencies continually review their ratings for the companies that they follow, including us. The credit rating agencies also evaluate the financial services industry as a whole and may change their credit rating for us and our securities, including the Series D Preferred Shares, based on their overall view of our industry.

We cannot be sure that rating agencies will rate the Series D preferred stock or maintain their ratings once issued. Neither we nor any underwriter undertakes any obligation to obtain a rating, maintain any rating once issued or advise holders of Series D preferred stock of any change in ratings. A future downgrade, withdrawal, or the announcement of a possible downgrade or withdrawal in the ratings assigned to the Series D preferred stock, us or our other securities, or any perceived decrease in our creditworthiness, could cause the trading price of the Series D preferred stock to decline significantly.

U.S. corporate holders of depositary shares may be unable to use the dividends received deduction.

Payments on the Series D preferred stock underlying the depositary shares will be treated as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, and may be eligible for the dividends received deduction if paid to corporate U.S. holders. Any payments on the depositary shares in excess of our current and accumulated earnings and profits will be treated first as a return of capital reducing holders’ tax basis in the Series D preferred stock, and then as gain from the sale or exchange of the Series D Preferred Stock. A reduction in the basis of the Series D preferred stock would increase any gain or reduce any loss realized on the subsequent sale, redemption or other disposition of the Series D preferred stock. Any payments on the Series D preferred stock treated as a return of capital, or any gain recognized by a corporate

U.S. holder on the deemed or actual sale or exchange of the Series D preferred stock, would not be eligible for the dividends received deduction.

Although we presently have accumulated earnings and profits, we may not have sufficient current or accumulated earnings and profits during future fiscal years for the distributions on the Series D preferred stock underlying the depositary shares to qualify as dividends for U.S. federal income tax purposes. If any distributions on the shares of Series D preferred stock underlying the depositary shares with respect to any fiscal year are not eligible for the dividends received deduction because of insufficient current or accumulated earnings and profits, the market value for the depositary shares may decline.

USE OF PROCEEDS

We estimate that the net proceeds for this offering will be approximately $96,350,000 million after deducting estimated expenses and underwriting discounts and commissions. We intend to use the net proceeds of this offering of depositary shares for general corporate purposes, including repurchases of our common stock, possible future acquisitions of other financial services businesses, our working capital needs and investments in our subsidiaries to support our continued growth. We currently have no definitive agreements or arrangements regarding any future acquisitions. The net proceeds may be invested temporarily in cash or short-term marketable securities until they are applied.

CAPITALIZATION

The following table sets forth our capitalization as of:

•	December 31, 2018 on an actual basis; and

•

December 31, 2018 on an as-adjusted basis, to give effect to the sale of depositary shares, each representing a 1/400th ownership interest in a share of our 6.100% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series D, par value $1.00 per share, and after deducting the underwriting discounts and our estimated offering expenses.

	As of December 31, 2018
	Actual	As-Adjusted
	(Dollars in thousands except share data)
Long-Term Debt
Federal Home Loan Bank notes	$986,027	$986,027
Notes payable—Investment fund contribution	60,014	60,014
Junior subordinated debt	120,110	120,110

Long-term debt	$1,166,151	$1,166,151

Shareholders’ Equity
Preferred stock, $1.00 par value per share; authorized 5,000,000 shares
6.625% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series B, liquidation preference $10,000 per share; 8,000 shares issued, actual and 8,000 shares issued, as adjusted	$76,812	$76,812
6.60% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series C, liquidation preference $10,000 per share; 5,750 shares issued, actual and 5,750 shares issued, as adjusted	55,285	55,285
6.100% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series D, liquidation preference $10,000 per share; none issued, actual and 10,000 shares issued, as adjusted	—	96,350
Common stock, $1.00 par value per share; authorized 100,000,000 shares; 54,796,231 shares issued, actual and 54,796,231 shares issued, as adjusted	54,796	54,796
Additional paid-in capital	2,869,416	2,869,416
Retained earnings	1,042,718	1,042,718
Accumulated other comprehensive loss	(42,750)	(42,750)

Total shareholders’ equity	$4,056,277	$4,152,627

Total capitalization	$5,222,428	$5,318,778

DESCRIPTION OF SERIES D PREFERRED STOCK

The following description summarizes the material terms of the Series D preferred stock, and supplements the description of the general terms and provisions of our serial preferred stock set forth under “Description of Our Capital Stock—Preferred Stock” beginning on page 6 of the accompanying prospectus.

The following summary of the terms and provisions of the Series D preferred stock does not purport to be complete and is qualified in its entirety by reference to the relevant sections of the Articles, which we have previously filed with the SEC, and the Articles of Amendment, which will be included as an exhibit to documents that we file with the SEC. If any information regarding the Series D preferred stock contained in the Articles or the Articles of Amendment is inconsistent with the information in this prospectus supplement or the accompanying prospectus, the information in the Articles or Articles of Amendment, as applicable, will apply and supersede information in this prospectus supplement and the accompanying prospectus.

General

The Articles authorize us to issue 5,000,000 shares of preferred stock, par value $1.00 per share, in one or more series, and our board of directors is authorized to fix the number of shares of each series and determine the rights, designations, preferences, privileges, limitations and restrictions of any such series.

On August 5, 2015, we issued an aggregate of 3,200,000 depositary shares, each representing a 1/400th ownership interest in a share of the 6.625% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series B, with a liquidation preference of $10,000 per share of the Series B preferred stock and an aggregate liquidation preference of $80.0 million, all of which are outstanding as of the date of this prospectus supplement. The holders of the Series B preferred stock are entitled to receive noncumulative cash dividends at a rate of 6.625% per annum, payable semi-annually, and from, and including the original issue date of the Series B preferred stock to, but excluding August 1, 2025, and thereafter at a floating rate equal to three-month LIBOR plus a spread of 426.2 basis points per annum, payable quarterly, as, and if, declared by our board of directors (or a duly authorized committee of our board of directors). The rights and preferences of the Series B preferred stock are substantially the same as the Series C preferred stock.

On May 9, 2016, we issued an aggregate of 2,300,000 depositary shares, each representing a 1/400th ownership interest in a share of the 6.60% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series C, with a liquidation preference of $10,000 per share of the Series C preferred stock and an aggregate liquidation preference of $57.5 million, all of which are outstanding as of the date of this prospectus supplement. The holders of the Series C preferred stock are entitled to receive noncumulative cash dividends at a rate of 6.60% per annum, payable quarterly, and from, and including the original issue date of the Series C preferred stock to, but excluding May 1, 2026, and thereafter at a floating rate equal to three-month LIBOR plus a spread of 492 basis points per annum, payable quarterly, as, and if, declared by our board of directors (or a duly authorized committee of our board of directors). The rights and preferences of the Series C preferred stock are substantially the same as the Series D preferred stock.

The “6.100% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series D” will be designated as one series of our authorized preferred stock. We are offering 4,000,000 depositary shares, representing 10,000 shares of Series D preferred stock in the aggregate. The Series D preferred stock, upon issuance against full payment of the purchase price for the depositary shares, will be fully paid and nonassessable. We may from time to time, without notice to or the consent of holders of the Series D preferred stock, issue additional shares of Series D preferred stock, provided that if the additional shares are not fungible for U.S. federal income tax purposes with the initial shares of such series, the additional shares shall be issued under a separate CUSIP number. The additional shares would form a single series together with all previously issued shares of Series D preferred stock. In the event we issue additional shares of Series D preferred stock, we will cause a corresponding number of additional depositary shares to be issued.

The depositary will initially be the sole holder of the Series D preferred stock. The holders of depositary shares will be required to exercise their proportional rights in the shares of Series D preferred stock through the depositary, as described in “Description of Depositary Shares” in this prospectus supplement.

Ranking

With respect to the payment of dividends and distributions upon our liquidation, dissolution or winding up, the Series D preferred stock will rank (i) senior to our common stock and any other class or series of capital stock that by its terms ranks junior to the Series D preferred stock, (ii) equally with all existing or future series of capital stock that does not by its terms so provide, including the Series B preferred stock and Series C preferred stock, and (iii) junior to all existing and future indebtedness and other liabilities and any class or series of capital stock that expressly provides in the Articles of Amendment creating such preferred stock that such series ranks senior to the Series D preferred stock (subject to any requisite consents prior to issuance).

The Series D preferred stock will not be convertible into, or exchangeable for, shares of any other class or series of our capital stock or other securities and will not be subject to any sinking fund or other obligation to redeem or repurchase the Series D preferred stock. The preferred stock is not secured, is not guaranteed by us or any of our affiliates and is not subject to any other arrangement that legally or economically enhances the ranking of the Series D preferred stock.

Dividends

Holders of the Series D preferred stock will be entitled to receive, only when, as, and if declared by our board of directors (or a duly authorized committee of our board of directors), out of assets legally available under applicable law for payment, non-cumulative cash dividends based on the liquidation preference of $10,000 per share of Series D preferred stock, and no more, at a rate equal to (1) 6.100 % per annum (equivalent to $1.525 per depositary share per annum), for each semi-annual Dividend Period occurring from, and including, the original issue date of the Series D preferred stock to, but excluding, May 1, 2024 (the “Fixed Rate Period”), and (2) thereafter, three-month LIBOR plus a spread of 385.9 basis points per annum, for each quarterly Dividend Period beginning May 1, 2024 (the “Floating Rate Period”), subject to potential adjustment as provided in clause (iii) of the definition of three-month LIBOR. A “Dividend Period” means the period from, and including, each Dividend Payment Date (as defined below) to, but excluding, the next succeeding Dividend Payment Date, except for the initial Dividend Period, which will be the period from, and including, the issue date of the shares of Series D preferred stock to, but excluding, the next succeeding Dividend Payment Date.

When, as, and if declared by our board of directors (or a duly authorized committee of our board of directors), we will pay cash dividends on the Series D preferred stock semi-annually, in arrears, on May 1 and November 1 of each year (each such date, a “Dividend Payment Date”), beginning on November 1, 2019 and ending on May 1, 2024. From, and including, May 1, 2024, we will pay cash dividends on the Series D preferred stock quarterly, in arrears, on February 1, May 1, August 1, and November 1, beginning on August 1, 2024, subject to potential adjustment as provided in clause (iii) of the definition of three-month LIBOR. We will pay cash dividends to the holders of record of shares of the Series D preferred stock as they appear on our stock register on the applicable record date, which shall be the fifteenth calendar day before that Dividend Payment Date or such other record date fixed by our board of directors (or a duly authorized committee of the board of directors) that is not more than 60 nor less than 10 days prior to such Dividend Payment Date.

If any Dividend Payment Date on or prior to May 1, 2024 is a day that is not a business day (as defined below), then the dividend with respect to that Dividend Payment Date will instead be paid on the immediately succeeding business day, without interest or other payment in respect of such delayed payment. If any Dividend Payment Date after May 1, 2024 is a day that is not a business day, then the Dividend Payment Date will be the immediately succeeding business day unless such day falls in the next calendar month, in which case the Dividend Payment Date will instead be the immediately preceding day that is a business day, and dividends will accumulate to the Dividend Payment Date as so adjusted. A “business day” for the Fixed Rate Period means any weekday in New York, New York that is not a day on which banking institutions in those cities are authorized or required by law, regulation, or executive order to be closed. A “business day” for the Floating Rate Period means any weekday in New York, New York that is not a day on which banking institutions in those cities are authorized or required by law, regulation, or executive order to be closed, and additionally, is a London banking day, which is any day on which commercial banks are open for dealings in deposits in U.S. dollars in the London interbank market.

We will calculate dividends on the Series D preferred stock for the Fixed Rate Period on the basis of a 360-day year of twelve 30-day months. We will calculate dividends on the Series D preferred stock for the Floating Rate Period on the basis of the actual number of days in a Dividend Period and a 360-day year, subject to potential adjustment as provided in clause (iii) of the definition of three-month LIBOR. Dollar amounts resulting from that calculation will be rounded to the nearest cent, with one-half cent being rounded upward. Dividends on the Series D preferred stock will cease to accumulate on and after the redemption date, as described below under “—Redemption,” unless we default in the payment of the redemption price of the shares of the Series D preferred stock called for redemption.

Dividends on the Series D preferred stock will not be cumulative or mandatory. If our board of directors (or a duly authorized committee of our board of directors) does not declare a dividend on the Series D preferred stock for any Dividend Period prior to the related Dividend Payment Date, that dividend will not accumulate, and we will have no obligation to pay a dividend for that Dividend Period at any time, whether or not dividends on the Series D preferred stock or any other series of our preferred stock or common stock are declared for any future Dividend Period.

Dividends on the Series D preferred stock will accumulate from the issue date at the then-applicable dividend rate on the liquidation preference amount of $10,000 per share (equivalent to $25 per depositary share). If we issue additional shares of the Series D preferred stock, dividends on those additional shares will accumulate from the issue date of those additional shares at the then-applicable dividend rate.

The dividend rate for each Dividend Period in the Floating Rate Period will be determined by the calculation agent using three-month LIBOR as in effect on the second London banking day prior to the beginning of the Dividend Period, which date is the “dividend determination date” for the relevant Dividend Period. The calculation agent then will add three-month LIBOR as determined on the dividend determination date and the applicable spread. Once the dividend rate for the Series D preferred stock is determined, the calculation agent will deliver that information to us and the transfer agent. Absent manifest error, the determination by the calculation agent (or, for the avoidance of doubt, by the IFA in the clause (iii) below) of the dividend rate for a Dividend Period for the Series D preferred stock will be final and binding. A “London banking day” is any day on which commercial banks are open for dealings in deposits in U.S. dollars in the London interbank market.

The term “three-month LIBOR” means, for each dividend determination date related to the Floating-Rate Period, the rate determined by the calculation agent as follows:

(i) the London interbank offered rate for deposits in U.S. dollars for a three month period, as that rate appears on Reuters screen page “LIBOR01” (or any successor or replacement page) at approximately 11:00 a.m., London time, on the relevant dividend determination date.

(ii) If no offered rate appears on Reuters screen page “LIBOR01” (or any successor or replacement page) on the relevant dividend determination date at approximately 11:00 a.m., London time, then the calculation agent, in consultation with us, will select four major banks in the London interbank market and will request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least $1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time. If at least two quotations are provided, three-

month LIBOR will be the arithmetic average (rounded upward if necessary to the nearest .00001 of 1%) of the quotations provided. Otherwise, the calculation agent in consultation with us will select three major banks in New York City and will request each of them to provide a quotation of the rate offered by it at approximately 11:00 a.m., New York City time, on the dividend determination date for loans in U.S. dollars to leading European banks for a three month period for the applicable Dividend Period in an amount of at least $1,000,000. If three quotations are provided, three-month LIBOR will be the arithmetic average of the quotations provided. Otherwise, if a LIBOR Event (as defined below) has not occurred, three-month LIBOR for the next Dividend Period will be equal to three-month LIBOR in effect for the then-current Dividend Period or, in the case of the first Dividend Period in the Floating Rate Period, the most recent rate on which three-month LIBOR could have been determined in accordance with the first sentence of this paragraph had the dividend rate been a floating rate during the Fixed Rate Period.

(iii) Notwithstanding clauses (i) and (ii) above, if we, in our sole discretion, determine on the relevant dividend determination date that the three-month LIBOR has been permanently discontinued or is no longer viewed as an acceptable benchmark for securities like the Series D preferred stock, and we have notified the calculation agent (if it is not us) of such determination (a “LIBOR Event”), then the calculation agent will use, as directed by us, as a substitute or successor base rate (the “Alternative Rate”) for each future dividend determination date, the alternative reference rate selected by the central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with market practice regarding a substitute for the three-month LIBOR. As part of such substitution, the calculation agent will, as directed by us, make such adjustment to the Alternative Rate or the spread thereon, as well as the business day convention, the dividend determination date and related provisions and definitions (“Adjustments”), in each case that are consistent with market practice for the use of such Alternative Rate. Notwithstanding the foregoing, if we determine that there is no alternative reference rate selected by the central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with market practice regarding a substitute for three-month LIBOR, we may, in our sole discretion, appoint an independent financial advisor (“IFA”) to determine an appropriate Alternative Rate and any Adjustments, and the decision of the IFA will be binding on us, the calculation agent and the holders of the Series D Preferred Stock. If on any dividend determination date during the Floating-Rate Period (which may be the first dividend determination date of the Floating-Rate Period) a LIBOR Event has occurred prior to such Dividend Determination Date and for any reason an Alternative Rate has not been determined or there is no such market practice for the use of such Alternative Rate (and, in each case, an IFA has not determined an appropriate Alternative Rate and Adjustments or an IFA has not been appointed) as of such Dividend Determination Date, then commencing on such Dividend Determination Date the dividend rate, business day convention and manner of calculating dividends applicable during the Fixed-Rate Period will be in effect for the applicable Dividend Period and will remain in effect during the remainder of the Floating-Rate Period.

Priority Regarding Dividends

During any Dividend Period, so long as any share of Series D preferred stock remains outstanding, unless (i) the full dividends for the immediately preceding Dividend Period on all outstanding shares of Series D preferred stock have been paid in full or declared; and funds sufficient for the payment of those dividends set aside, and (ii) we are not in default on our obligation to redeem any shares of Series D preferred stock that have been called for redemption,

(1) no dividend will be declared and paid or set aside for payment and no distribution will be declared and made or set aside for payment on any Junior Stock (as defined below) (other than a dividend payable solely in shares of Junior Stock or any dividend in connection with the implementation of a shareholder rights plan or the redemption or repurchase of any rights under such a plan);

(2) no shares of Junior Stock will be repurchased, redeemed, or otherwise acquired for consideration by us, directly or indirectly (other than as a result of a reclassification of Junior Stock for or into other Junior Stock, or the exchange for or conversion into Junior Stock, through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock or pursuant to a contractually binding requirement to buy Junior Stock pursuant to a binding stock repurchase plan existing prior to the most recently completed Dividend Period), nor will any monies be paid to or made available for a sinking fund for the redemption of any such securities by us; and

(3) no shares of Parity Stock will be repurchased, redeemed or otherwise acquired for consideration by us (other than pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series D preferred stock and such Parity Stock, through the use of the proceeds of a substantially contemporaneous sale of other shares of Parity Stock or Junior Stock, as a result of a reclassification of Parity Stock for or into other Parity Stock, or by conversion into or exchange for other Parity Stock or Junior Stock), during a Dividend Period.

The foregoing limitations do not apply to purchases or acquisitions of our Junior Stock pursuant to any employee or director incentive or benefit plan or arrangement (including any of our employment, severance, or consulting agreements) of ours or of any of our subsidiaries adopted before or after the date of this prospectus supplement.

Except as provided below, for so long as any share of Series D preferred stock remains outstanding, we will not declare, pay, or set aside for payment full dividends on any Parity Stock unless we have paid in full, or set aside payment in full, in respect of all accumulated dividends for all Dividend Periods for outstanding shares of preferred stock. To the extent that we declare dividends on the Series D preferred stock and on any Parity Stock but cannot make full payment of such declared dividends, we will allocate the dividend payments on a pro rata basis among the holders of the shares of Series D preferred stock and the holders of any Parity Stock then outstanding. For purposes of calculating the pro rata allocation of partial dividend payments, we will allocate dividend payments based on the ratio between the then current and unpaid dividend payments due on the shares of Series D preferred stock and (1) in the case of cumulative Parity Stock the aggregate of the accumulated and unpaid dividends due on any such Parity Stock and (2) in the case of non-cumulative Parity Stock, the aggregate of the declared but unpaid dividends due on any such Parity Stock. No interest will be payable in respect of any dividend payment on Series D preferred stock that may be in arrears.

As used in this prospectus supplement, “Junior Stock” means our common stock and any other class or series of our capital stock over which the Series D preferred stock has preference or priority in the payment of dividends or in the distribution of assets on our liquidation, dissolution or winding up, and “Parity Stock” means any other class or series of our capital stock that ranks on a par with the Series D preferred stock in the payment of dividends and in the distribution of assets on our liquidation, dissolution or winding up, which includes the Series B preferred stock, and the Series C preferred stock, and any other class or series of our stock hereafter authorized that ranks on a par with the Series D preferred stock in the payment of dividends and in the distribution of assets on our liquidation, dissolution or winding up.

Subject to the conditions described above, and not otherwise, dividends (payable in cash, stock, or otherwise), as may be determined by our board of directors (or a duly authorized committee of our board of directors), may be declared and paid on our common stock and any Junior Stock from time to time out of any funds legally available for such payment, and the holders of the Series D preferred stock will not be entitled to participate in those dividends.

Liquidation Rights

Upon our voluntary or involuntary liquidation, dissolution or winding up, the holders of the outstanding shares of Series D preferred stock are entitled to be paid out of our assets legally available for distribution to our shareholders, before any distribution of assets is made to holders of common stock or any other Junior Stock, a liquidating distribution in the amount of a liquidation preference of $10,000 per share (equivalent to $25 per depositary share), plus the sum of any declared and unpaid dividends for prior Dividend Periods prior to the Dividend Period in which the liquidation distribution is made and any declared and unpaid dividends for the then current Dividend Period in which the liquidation distribution is made to the date of such liquidation distribution. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series D preferred stock will have no right or claim to any of our remaining assets.

In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series D Preferred Stock and the corresponding amounts payable on all shares of Parity Stock in the distribution of assets upon any such liquidation, dissolution or winding up, then we will distribute our assets to those holders pro rata in proportion to the full liquidating distributions to which they would otherwise have received.

Our merger or consolidation with one or more other entities or the sale, lease, exchange or other transfer of all or substantially all of our assets (for cash, securities or other consideration) will not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up. If we enter into any merger or consolidation transaction with or into any other entity and we are not the surviving entity in such transaction, the Series D preferred stock may be converted into or exchanged for preference securities of the surviving entity or any entity, directly or indirectly, controlling such surviving entity, so long as such new preference securities have powers, preferences and special rights that are identical to the powers, preferences and special rights of the Series D preferred stock set forth in this prospectus supplement and the accompanying prospectus.

Because we are a holding company, our rights and the rights of our creditors and our shareholders, including the holders of the Series D preferred stock, to participate in the distribution of assets of any of our subsidiaries upon that subsidiary’s voluntary or involuntary liquidation, dissolution or winding up will be subject to the prior claims of that subsidiary’s creditors, except to the extent that we are a creditor with recognized claims against that subsidiary. In addition, holders of the Series D preferred stock (and of depositary shares representing the Series D preferred stock) may be fully subordinated to interests held by the U.S. Government in the event we enter into a receivership, insolvency, liquidation or similar proceeding.

Conversion Rights

The Series D preferred stock is not convertible into or exchangeable for any other of our property, interests or securities.

Redemption

The Series D preferred stock is not subject to any mandatory redemption, sinking fund or other similar provision.

Neither the holders of Series D preferred stock nor the holders of the related depositary shares have the right to require the redemption or repurchase of the Series D preferred stock. In addition, under the Federal Reserve’s risk-based capital rules applicable to bank holding companies, any redemption of the Series D preferred stock is subject to prior approval of the Federal Reserve.

Optional Redemption

We may redeem the Series D preferred stock, in whole or in part, at our option, for cash, on any Dividend Payment Date on or after May 1, 2024, with not less than 30 days’ and not more than 60 days’ notice (“Optional Redemption”), subject to the approval of the appropriate federal banking agency, at the redemption price provided below. Dividends will not accumulate on those shares of Series D preferred stock on and after the redemption date.

Redemption Following a Regulatory Capital Event

We may redeem the Series D preferred stock, in whole but not in part, at our option, for cash, at any time within 90 days following a Regulatory Capital Treatment Event, subject to the approval of the appropriate federal banking agency, at the redemption price provided below. A “Regulatory Capital Treatment Event” means a good faith determination by us that, as a result of any:

•

amendment to, clarification of, or change (including any announced prospective change) in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of the Series D preferred stock;

•	proposed change in those laws or regulations that is announced or becomes effective after the initial issuance of the Series D preferred stock; or

•

official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced or becomes effective after the initial issuance of the Series D preferred stock there is more than an insubstantial risk that we will not be entitled to treat the full liquidation value of the Series D preferred stock then outstanding as “Tier 1 Capital” (or its equivalent) for purposes of the capital adequacy laws or regulations of the Federal Reserve (or, as and if applicable, the capital adequacy laws or regulations of any successor appropriate federal banking agency), as then in effect and applicable, for as long as any share of Series D preferred stock is outstanding. Dividends will not accumulate on the shares of Series D preferred stock on and after the redemption date.

Redemption Price

The redemption price for any redemption of Series D preferred stock, whether an Optional Redemption or Regulatory Event Redemption, will be equal to $10,000 per share of Series D preferred stock (equivalent to $25 per depositary share), plus any declared and unpaid dividends (without regard to any undeclared dividends) to, but excluding, the date of redemption.

Redemption Procedures

If we elect to redeem any shares of Series D preferred stock, we will provide notice to the holders of record of the shares of Series D preferred stock to be redeemed, not less than 30 days and not more than 60 days before the date fixed for redemption thereof (provided, however, that if the shares of Series D preferred stock or the depositary shares representing the shares of Series D preferred stock are held in book-entry form through DTC, we may give this notice in any manner permitted by DTC). Any notice given as provided in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives this notice, and any defect in this notice or in the provision of this notice, to any holder of shares of Series D preferred stock designated for redemption will not affect the redemption of any other shares of Series D preferred stock. Each notice of redemption shall state:

•	the redemption date;

•	the redemption price;

•	if fewer than all shares of Series D preferred stock are to be redeemed, the number of shares of Series D preferred stock to be redeemed; and

•	the manner in which holders of Series D preferred stock called for redemption may obtain payment of the redemption price in respect to those shares.

If notice of redemption of any shares of Series D preferred stock has been given and if the funds necessary for such redemption have been set aside by us in trust for the benefit of the holders of any shares of Series D preferred stock so called for redemption, then from and after the redemption date such shares of Series D preferred stock will no longer be deemed outstanding, all dividends with respect to such shares of Series D preferred stock shall cease to accumulate after the redemption date and all rights of the holders of such shares will terminate, except the right to receive the redemption price, without interest.

In the case of any redemption of only part of the Series D preferred stock at the time outstanding, the shares of Series D preferred stock to be redeemed will be selected either pro rata or by lot or in such other manner as our board of directors (or a duly authorized committee of our board of directors) determines to be fair and equitable. Subject to the provisions set forth in this prospectus supplement and the accompanying prospectus, the board of directors (or a duly authorized committee of our board of directors) will have the full power and authority to prescribe the terms and conditions upon which shares of Series D preferred stock may be redeemed from time to time.

Voting Rights

Registered owners of Series D preferred stock will not have any voting rights, except as set forth below or as otherwise required by applicable law.

Whenever dividends payable on the Series D preferred stock or any other class or series of preferred stock ranking equally with the Series D preferred stock, including the Series B preferred stock and the Series C preferred stock, as to payment of dividends, and upon which voting rights equivalent to those described in this paragraph have been conferred and are exercisable, have not been declared and paid in an aggregate amount equal to, as to any class or series, the equivalent of at least three Fixed Rate Periods or at least six Floating Rate Periods, whether or not for consecutive Dividend Periods (a “Nonpayment”), the holders of outstanding shares of the Series D preferred stock voting as a class with holders of shares of any other series of our preferred stock ranking equally with the Series D preferred stock, including the Series B preferred stock, and the Series C preferred stock, as to payment of dividends, and upon which like voting rights have been conferred and are exercisable (“Voting Parity Stock”), will be entitled to vote for the election of two additional directors of our board of directors on the terms set forth below (and to fill any vacancies in the terms of such directorships) (the “Preferred Stock Directors”). Holders of all series of our Voting Parity Stock will vote as a single class. In the event that the holders of the shares of the Series D preferred stock are entitled to vote as described in this paragraph, the number of members of our Board of Directors at the time will be increased by two directors, and the holders of the Series D preferred stock will have the right, as members of that class, as outlined above, to elect two directors at a special meeting called at the request of the holders of record of at least 20% of the aggregate voting power of the Series D preferred stock or any other series of Voting Parity Stock (unless such request is received less than 90 days before the date fixed for our next annual or special meeting of the shareholders, in which event such election shall be held at such next annual or special meeting of the shareholders), provided that the election of any Preferred Stock Directors shall not cause us to violate the corporate governance requirements of Nasdaq (or any other exchange on which our securities may at such time be listed) that listed companies must have a majority of independent directors, and provided further that at no time shall our Board of Directors include more than two Preferred Stock Directors.

The Preferred Stock Directors elected at any such special meeting will hold office until our next annual meeting of the shareholders unless they have been previously terminated or removed pursuant to our Articles. In case any vacancy in the office of a Preferred Stock Director occurs (other than prior to the initial election of the Preferred Stock Directors), the vacancy may be filled by the written consent of the Preferred Stock Director remaining in office, or if none remains in office, by the vote of the holders of the Series D preferred stock (together with holders of any Voting Parity Stock) to serve until our next annual meeting of the shareholders.

When we have paid full dividends on the Series D preferred stock for the equivalent of at least two Fixed Rate Periods or at least four Floating Rate Periods following a Nonpayment, the voting rights described above will terminate, except as expressly provided by law. The voting rights described above are subject to re-vesting upon each and every subsequent Nonpayment.

Upon termination of the right of the holders of the Series D preferred stock and Voting Parity Stock to vote for Preferred Stock Directors as described above, the term of office of all Preferred Stock Directors then in office elected by only those holders will terminate immediately. Whenever the term of office of the Preferred Stock Directors ends and the related voting rights have expired, the number of directors automatically will be decreased to the number of directors as otherwise would prevail. Any Preferred Stock Director may be removed at any time by the holders of record of a majority of the outstanding shares of the Series D preferred stock (together with holders of any Voting Parity Stock) when they have the voting rights described in this prospectus supplement and the accompanying prospectus.

Under regulations adopted by the Federal Reserve, if the holders of any series of preferred stock are or become entitled to vote for the election of directors, such series will be deemed a class of voting securities and a company holding 25% or more of the series, or 10% or more if it otherwise exercises a “controlling influence” over us, will be subject to regulation as a bank holding company under the Bank Holding Company Act, as amended (the “BHC Act”). In addition, at the time the series is deemed a class of voting securities, any other bank holding company will be required to obtain the prior approval of the Federal Reserve under the BHC Act to acquire or retain more than 5% of that series. Any other person (other than a bank holding company) will be required to obtain the non-objection of the Federal Reserve under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of that series.

So long as any shares of preferred stock remain outstanding, we will not, without the affirmative vote or consent of holders of at least 66 2/3% in voting power of the Series D preferred stock and any Voting Parity Stock, voting together as a class, authorize, create or issue any capital stock ranking senior to the Series D preferred stock as to dividends or the distribution of assets upon liquidation, dissolution or winding up, or reclassify any authorized capital stock into any such shares of such capital stock or issue any obligation or security convertible into or evidencing the right to purchase any such shares of capital stock. So long as any shares of the Series D preferred stock remain outstanding, we will not, without the affirmative vote of the holders of at least 66 2/3% in voting power of the Series D preferred stock, amend, alter or repeal any provision of the Articles of Amendment or our Articles, including by merger, consolidation or otherwise, so as to affect the powers, preferences or special rights of the Series D preferred stock.

Notwithstanding the foregoing, none of the following will be deemed to affect the powers, preferences or special rights of the Series D preferred stock:

•

any increase in the amount of authorized common stock or authorized preferred stock, or any increase or decrease in the number of shares of any series of preferred stock, or the authorization, creation and issuance of other classes or series of capital stock, in each case ranking on parity with or junior to the Series D preferred stock as to dividends or distribution of assets upon our liquidation, dissolution or winding up;

•	a merger or consolidation of us with or into another entity in which the shares of the Series D preferred stock remain outstanding; and

•

a merger or consolidation of us with or into another entity in which the shares of the Series D preferred stock are converted into or exchanged for preference securities of the surviving entity or any entity, directly or indirectly, controlling such surviving entity, so long as such new preference securities have powers, preferences and special rights that are identical to the powers, preferences and special rights of the Series D preferred stock set forth in this prospectus supplement and the accompanying prospectus.

Voting Rights under Louisiana Law

Louisiana law provides that the holders of preferred stock will have the right to vote separately as a class on any amendment to our Articles that would, among other things, effect an exchange or reclassification of all or part of the shares of the class into shares of another class; change the rights, preferences, or limitations of all or part of the shares of the class; or cancel or otherwise affect rights to distributions that have accumulated but not yet been authorized on all or part of the shares of the class. If any such proposed amendment would alter or change the powers, preferences or special rights of one or more series of preferred stock, but would not so affect the entire class of preferred stock, only the shares of the series affected shall be considered a separate class for purposes of this vote on the amendment. This right is in addition to any voting rights that are provided for in the Articles of Amendment creating the Series D preferred stock.

Depositary, Transfer Agent, and Registrar

Computershare Trust Company, N.A. will be the depositary, transfer agent, and registrar for the Series D preferred stock.

Calculation Agent

The Company will initially act as calculation agent unless we appoint a calculation agent for the Series D preferred stock prior to the commencement of the Floating Rate Period.

Information Rights

During any period in which we are not subject to Section 13 or 15(d) of the Exchange Act and any shares of Series D preferred stock are outstanding, we will use commercially reasonable efforts to provide any requesting beneficial owner a copy of our most recently filed “Consolidated Financial Statements for Holding Companies—FR Y-9C” and “Consolidated Reports of Condition and Income for a Bank With Domestic Offices Only-FFIEC 041,” in each case or any applicable successor form. Any such request must be made in writing addressed to IBERIABANK Corporation 200 West Congress Street, Lafayette, Louisiana 70501, Attention: Chief Financial Officer.

DESCRIPTION OF DEPOSITARY SHARES

The following summary of the terms and provisions of the depositary shares does not purport to be complete and is qualified in its entirety by reference to the relevant sections of the deposit agreement and form of depositary receipt, which will be included as exhibits to documents that we file with the SEC. If any information regarding the depositary shares contained in the deposit agreement and form of depositary receipt is inconsistent with the information in this prospectus supplement or the accompanying prospectus, the information in the deposit agreement and form of depositary receipt, as applicable, will apply and supersede information in this prospectus supplement and the accompanying prospectus.

General

We are offering depositary shares representing proportional fractional interests in shares of the Series D preferred stock. Each depositary share represents a 1/400th interest in a share of the Series D preferred stock, and will be evidenced by depositary receipts, as described under “Book-Entry Procedures and Settlement” in this prospectus supplement. We will deposit the underlying shares of Series D preferred stock with a depositary pursuant to a deposit agreement among us, Computershare Trust Company, N.A., acting as depositary, and the holders from time to time of the depositary receipts. Subject to the terms of the deposit agreement, the depositary shares will be entitled to all the powers, preferences and special rights of the Series D preferred stock, as applicable, in proportion to the applicable fraction of a share of Series D preferred stock those depositary shares represent.

In this prospectus supplement, references to “holders” of depositary shares mean those who own depositary shares registered in their own names on the books that we or the depositary maintain for this purpose. DTC is the only registered holder of the depositary receipts representing the depositary shares. References to “holders” of depositary shares do not include indirect holders who own beneficial interests in depositary shares registered in street name or issued in book-entry form through DTC. Please review the special considerations that apply to indirect holders described in the section entitled “Book-Entry Procedures and Settlement.”

Listing

We have filed an application to list the depositary shares on Nasdaq under the symbol “IBKCN.” If the application is approved, trading of the depositary shares on Nasdaq is expected to begin within 30 days after the date of initial issuance of the depositary shares. See “Underwriting.” The Series D preferred stock will not be listed, and we do not expect that there will be any trading market for the Series D preferred stock except as represented by depositary shares.

Dividends and Other Distributions

Each dividend payable on a depositary share will be in an amount equal to 1/400th of the dividend declared and payable on each share of Series D preferred stock.

The depositary will distribute all dividends and other cash distributions received on the Series D preferred stock to the holders of record of the depositary receipts in proportion to the number of depositary shares held by each holder. In the event of a distribution other than in cash, the depositary will distribute property received by it to the holders of record of the depositary receipts in proportion to the number of depositary shares held by each holder, unless the depositary determines that this distribution is not feasible, in which case the depositary may, with our approval, adopt a method of distribution that it deems equitable and practicable, including the sale of the property (in a commercially reasonable manner) and distribution of the net proceeds of that sale to the holders of the depositary receipts.

If the calculation of a dividend or other cash distribution results in an amount that is a fraction of a cent and that fraction is equal to or greater than $0.005, the depositary will round that amount up to the next highest whole cent and will request that we pay the resulting additional amount to the depositary for the relevant dividend or other cash distribution. If the fractional amount is less than $0.005, the depositary will disregard that fractional amount and add such amount to, and treat it as a part of, the next succeeding distribution.

Record dates for the payment of dividends and other matters relating to the depositary shares will be the same as the corresponding record dates for the Series D preferred stock.

The amount paid as dividends or otherwise distributable by the depositary with respect to the depositary shares or the underlying Series D preferred stock will be reduced by any amounts required to be withheld by us or the depositary on account of taxes or other governmental charges. The depositary may refuse to make any payment or distribution, or any transfer, exchange, or withdrawal of any depositary shares or the shares of the Series D preferred stock until such taxes or other governmental charges are paid.

Liquidation Preference

In the event of our liquidation, dissolution or winding up, a holder of depositary shares will receive the fraction of the liquidation preference accorded each share of underlying Series D preferred stock represented by the depositary shares.

Our merger or consolidation with one or more other entities or the sale, lease, exchange or other transfer of all or substantially all of our assets (for cash, securities or other consideration) will not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up.

Redemption of Depositary Shares

If we redeem the Series D preferred stock, in whole or in part, as described above under “Description of Series D Preferred Stock—Redemption—Optional Redemption,” depositary shares also will be redeemed with the proceeds received by the depositary from the redemption of the Series D preferred stock held by the depositary. The redemption price per depositary share will be 1/400th of the redemption price per share payable with respect to the Series D preferred stock (or $25 per depositary share), plus, as applicable, any accumulated and unpaid dividends on the shares of the Series D preferred stock called for redemption for the then-current Dividend Period to, but excluding, the redemption date, without accumulation of any undeclared dividends.

If we redeem shares of the Series D preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing those shares of the Series D preferred stock so redeemed. If we redeem less than all of the outstanding depositary shares, the depositary shares to be redeemed will be selected either pro rata or by lot. In any case, the depositary will redeem depositary shares only in increments of 400 depositary shares and multiples thereof. The depositary will provide notice of redemption to record holders of the depositary receipts not less than 30 and not more than 60 days prior to the date fixed for redemption of the Series D preferred stock and the related depositary shares.

Voting

Because each depositary share represents a 1/400th ownership interest in a share of Series D preferred stock, holders of depositary receipts will be entitled to vote 1/400th of a vote per depositary share under those limited circumstances in which holders of the Series D preferred stock are entitled to vote, as described above in “Description of Series D Preferred Stock—Voting Rights.”

When the depositary receives notice of any meeting at which the holders of the Series D preferred stock are entitled to vote, the depositary will provide the information contained in the notice to the record holders of the depositary shares relating to the Series D preferred stock. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the Series D preferred stock, may instruct the depositary to vote the amount of the Series D preferred stock represented by the holder’s depositary shares. To the extent possible, the depositary will vote the amount of the Series D preferred stock represented by depositary shares in accordance with the instructions it receives. We will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any depositary shares representing the Series D preferred stock, it will abstain from voting with respect to such shares (but shall appear at the meeting with respect to such shares unless directed to the contrary).

Withdrawal of Series D Preferred Stock

Upon surrender of depositary shares at the principal office of the depositary, upon payment of any unpaid amount due the depositary, and subject to the terms of the deposit agreement, the owner of the depositary shares evidenced thereby is entitled to delivery of the number of shares of Series D preferred stock and all money and other property, if any, represented by such depositary shares. Only whole shares of Series D preferred stock may be withdrawn. If the depositary shares surrendered by the holder in connection with withdrawal exceed the number of depositary shares that represent the number of whole shares of Series D preferred stock to be withdrawn, the depositary will deliver to that holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of Series D preferred stock thus withdrawn will not thereafter be entitled to deposit such shares under the deposit agreement or to receive depositary shares therefor.

Resignation and Removal of the Depositary

The depositary may resign at any time by delivering to us notice of its election to resign. We may also remove or replace a depositary at any time. Any resignation or removal will take effect upon the earlier of the appointment of a successor depositary and 30 days following such notice. We will appoint a successor depositary within 30 days after delivery of the notice of resignation or removal. The successor must be authorized under applicable laws to exercise the powers of a transfer agent and subject to supervision or examination by federal or state authorities, have its principal office in the United States, and have a combined capital and surplus of at least $50 million.

Miscellaneous

The depositary will forward to the holders of depositary shares any reports and communications from us with respect to the underlying Series D preferred stock. Neither we nor the depositary will be liable if any law or any circumstances beyond their control prevent or delay them from performing their obligations under the deposit agreement. The obligations of ours and a depositary under the deposit agreement will be limited to performing their duties without bad faith, gross negligence or willful misconduct. Neither we nor a depositary must prosecute or defend any legal proceeding with respect to any depositary shares or the underlying Series D preferred stock unless they are furnished with satisfactory indemnity. Both we and the depositary may rely on the written advice of counsel or accountants, and on documents they believe in good faith to be genuine and signed by a proper party. In the event a depositary receives conflicting claims, requests or instructions from us and any holders of depositary shares, the depositary will be entitled to act on the claims, requests or instructions received from us.

BOOK-ENTRY PROCEDURES AND SETTLEMENT

The depositary shares will be issued under the book-entry system of DTC in the form of one or more global depositary receipts. DTC will act as securities depositary for the global depositary receipts. This means that we will not issue actual depositary receipts to each holder of depositary shares, except in limited circumstances. Instead, the depositary shares will be in the form of a single global depositary receipt deposited with and held in the name of DTC, or its nominee. The depositary shares will be accepted for clearance by DTC. Beneficial interests in the depositary shares will be shown on, and transfers thereof will be effected only through, the book-entry records maintained by DTC and its direct and indirect participants, including Euroclear and Clearstream.

Owners of beneficial interests in depositary shares will receive all payments relating to their shares in U.S. dollars. If we elect to issue certificates for the depositary shares held through DTC, we will replace the global depositary receipt with depositary receipts in certificated form registered in the names of the beneficial owners. Once depositary receipts in certificated form are issued, the underlying shares of the Series D Preferred Stock may be withdrawn from the depositary arrangement upon surrender of depositary receipts at the corporate trust office of the depositary and upon payment of the taxes, charges, and fees provided for in the deposit agreements. Subject to the deposit agreement, the holders of depositary receipts will receive the appropriate number of shares of Series D Preferred Stock and any money or property represented by the depositary shares.

Only whole shares of the Series D Preferred Stock may be withdrawn. If a holder holds an amount other than a whole multiple of 40 depositary shares, the depositary will deliver, along with the withdrawn shares of the Series D Preferred Stock, a new depositary receipt evidencing the excess number of depositary shares. Holders of withdrawn shares of the Series D Preferred Stock will not be entitled to redeposit those shares or to receive depositary shares.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in the depositary shares held through DTC.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities deposited with it by its participants, and it facilitates the settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust &Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to DTC’s system is also available to others such as both U.S. and non-U.S. securities brokers and dealers (including agents), banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The DTC rules applicable to its participants are on file with the SEC.

Purchases of depositary shares under the DTC system must be made by or through direct participants, which will receive a credit for the depositary shares on DTC’s records. The ownership interest of each beneficial owner of depositary shares will be recorded on the direct or indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Under a book-entry format, holders may experience some delay in their receipt of payments, as such payments will be forwarded by the depositary to Cede & Co., as nominee for DTC. DTC will forward the payments to its participants, who will then forward them to indirect participants or holders. Beneficial owners of depositary shares other than DTC or its nominees will not be recognized by the registrar and transfer agent as registered holders of the depositary shares entitled to the rights of holders thereof. Beneficial owners that are not participants will be permitted to exercise their rights only indirectly through and according to the procedures of participants and, if applicable, indirect participants.

To facilitate subsequent transfers, all depositary shares deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of depositary shares with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not affect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the depositary shares; DTC’s records reflect only the identity of the direct participants to whose accounts the depositary shares are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Any notices required to be delivered to you will be given by the depositary to DTC for communication to its participants. Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. If the depositary receipts are issued in certificated form, notices to you also will be given by mail to the addresses of the holders as they appear on the security register.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to depositary shares unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts depositary shares are credited on the record date (identified in a listing attached to the omnibus proxy).

DTC may discontinue providing its services as securities depositary with respect to the depositary shares at any time by giving reasonable notice to the issuer or its agent. Under these circumstances, or (i) if DTC ceases to be registered as a clearing agency under the Exchange Act, in the event that a successor securities depositary is not obtained within 90 days, or (ii) if we elect to issue certificates for the depositary shares as discussed above, we will print and deliver certificates for the depositary shares.

As long as DTC or its nominee is the registered owner of the global depositary receipts representing the depositary shares, DTC or its nominee, as the case may be, will be considered the sole owner and holder of all global depositary receipts and all depositary shares represented by those receipts for all purposes under the instruments governing the rights and obligations of holders of the depositary shares. Except in the limited circumstances referred to above, or otherwise disclosed in this prospectus supplement, owners of beneficial interests in the depositary shares

•	will not be entitled to have such global depositary receipts or the depositary shares represented by those receipts registered in their names;

•

except as required by law, our Articles of Incorporation or By-Laws, will not receive or be entitled to receive physical delivery of securities certificates in exchange for beneficial interests in the global depositary receipts; and

•

will not be considered to be owners or holders of the global depositary receipts or the depositary shares represented by those receipts for any purpose under the instruments governing the rights and obligations of holders of the depositary shares.

We will make payments, including dividends, if any, on the Series D Preferred Stock represented by global depositary receipts in respect of the depositary shares to the depositary. In turn, the depositary will deliver the dividends to DTC or its nominee, as the case may be, as the registered holder of the depositary shares in accordance with the arrangements then in place between the depositary and DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from the issuer or its agent, on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of that participant and not of DTC, the depositary, the issuer or any of their agents, subject to any statutory or regulatory requirements as may be in effect from time to time. Payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) are the responsibility of the issuer or its agent, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

As long as the depositary shares are represented by global depositary receipts, we will make all dividend payments in immediately available funds. In the event depositary receipts are issued in certificated form, dividends generally will be paid by check mailed to the holders of the depositary receipts on the applicable record date at the address appearing on the security register.

Ownership of beneficial interests in the depositary shares will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with DTC or its nominee. Ownership of beneficial interests in the depositary shares will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by DTC or its nominee, with respect to participants’ interests, or any participant, with respect to interests of persons held by the participant on their behalf. Payments, transfers, deliveries, exchanges, and other matters relating to beneficial interests in the depositary shares may be subject to various policies and procedures adopted by DTC from time to time. Neither we nor any agent for us will have any responsibility or liability for any aspect of DTC’s or any direct or indirect participant’s records relating to, or for payments made on account of, beneficial interests in the depositary shares, or for maintaining, supervising or reviewing any of DTC’s records or any direct or indirect participant’s records relating to these beneficial ownership interests.

Although DTC has agreed to the foregoing procedures in order to facilitate transfer of interests in the depositary shares among participants, DTC is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. We will not have any responsibility for the performance by DTC or its direct or indirect participants under the rules and procedures governing DTC.

Because DTC can act only on behalf of direct participants, who in turn act only on behalf of direct or indirect participants, and certain banks, trust companies and other persons approved by it, the ability of a beneficial owner of depositary shares to pledge the depositary shares to persons or entities that do not participate in the DTC system may be limited due to the unavailability of physical certificates for the depositary shares.

DTC has advised us that it will take any action permitted to be taken by a registered holder of depositary shares only at the direction of one or more participants to whose accounts with DTC the depositary shares are credited.

The information in this section concerning DTC and its book-entry system has been obtained from sources that we believe to be accurate, but we assume no responsibility for the accuracy thereof.

Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries (the “U.S. Depositaries”), which in turn will hold interests in customers’ securities accounts in the depositaries’ names on the books of DTC.

Distributions with respect to the depositary shares held beneficially through Clearstream or Euroclear will be credited to cash accounts of their participants in accordance with Clearstream’s or Euroclear’s rules and procedures, to the extent received by the applicable U.S. Depositary.

Cross-market transfers between DTC’s participating organizations, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (European time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the depositary shares in DTC, and making or receiving payment in accordance with normal procedures for same-day fund settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to their respective U.S. Depositaries.

Due to time zone differences, the securities accounts of a Euroclear or Clearstream participant purchasing an interest in the depositary shares from a DTC participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear or Clearstream) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of interests in depositary shares by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

The information in this section concerning Euroclear and Clearstream and their book-entry systems has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of that information.

None of us, any of the underwriters or the depositary will have any responsibility for the performance by Euroclear or Clearstream or their respective participants of their respective obligations under the rules and procedures governing their operations.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of securities among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and they may discontinue the procedures at any time.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This section describes the material United States federal income tax considerations relevant to the purchase, ownership and disposition of the Series D preferred stock and the depositary shares representing shares of such Series D preferred stock. When we refer to Series D preferred stock in this section, we mean both the Series D preferred stock and the depositary shares representing shares of such Series D preferred stock.

The summary is limited to taxpayers who will hold the Series D preferred stock as “capital assets” and who purchase the Series D preferred stock in the initial offering at the initial offering price. This section does not apply to you if you are a member of a class of holders subject to special rules, including:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a bank or a financial institution;

•	an insurance company;

•	a partnership or a passthrough entity;

•	a thrift institution;

•	a regulated investment company or a real estate investment trust;

•	a tax-exempt organization, including a retirement plan, an individual retirement account, or a tax deferred account;

•	a person that purchases or sells the Series D preferred stock as part of a wash sale for tax purposes;

•	a person that owns the Series D preferred stock as part of a straddle or a hedging or conversion transaction for tax purposes;

•	a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar;

•	a U.S. expatriate;

•	a foreign government or agency;

•	a foreign corporation classified as a “passive foreign investment company” or “controlled foreign corporation;”

•

a person required to accelerate the recognition of any item of gross income for United States federal income tax purposes with respect to our preferred stock as a result of such item being taken into account in an applicable financial statement; or

•	a person liable for alternative minimum tax.

This section is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If an entity treated as a partnership for U.S. federal income tax purposes holds the Series D preferred stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Series D preferred stock should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the Series D preferred stock.

Beneficial owners of depositary shares representing shares of the Series D preferred stock will be treated as owners of the underlying Series D preferred stock for U.S. federal income tax purposes. Exchanges of Series D preferred stock for depositary shares, and depositary shares for Series D preferred stock, will generally not be subject to U.S. federal income tax.

Please consult your own tax advisor concerning the consequences of owning the Series D preferred stock in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

U.S. Holders

This subsection describes the tax consequences of an investment in the Series D preferred stock to a U.S. holder. You are a U.S. holder if you are a beneficial owner of a share of the Series D preferred stock and you are:

•	an individual citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) if a U.S. court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (ii) if the trust has a valid election in effect under U.S. Treasury Department regulations to be treated as a United States person.

If you are not a U.S. holder, this subsection does not apply to you and you should refer to “—U.S. Alien Holders” below.

Distributions on the Series D Preferred Stock

Distributions with respect to our Series D preferred stock will constitute dividends to the extent made out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non- taxable return of capital to the extent of your tax basis in our Series D preferred stock (and you will reduce your tax basis accordingly) and thereafter as capital gain from the sale or exchange of such Series D preferred stock. If you are a corporation, dividends received by you will be eligible for the dividends-received deduction for a designated percentage of the dividends received if you meet certain holding period and ownership requirements and other applicable requirements. If you are a non-corporate U.S. holder, dividends paid to you will qualify for taxation at preferential rates applicable to “qualified dividends” if you meet certain holding period and other applicable requirements. U.S. holders should consult their own tax advisers regarding the availability of the reduced qualified dividend tax rate in light of their particular circumstances.

Sale or Exchange of the Series D Preferred Stock Other than by Redemption

If you sell or otherwise dispose of your Series D preferred stock (other than by redemption), you will generally recognize capital gain or loss equal to the difference between the amount realized upon the disposition and your adjusted tax basis of the Series D preferred stock. This capital gain or loss would be long-term capital gain or capital loss if you have held the Series D preferred stock for more than one year, and the long-term capital gain of a non-corporate U.S. holder is generally taxed at preferential rates.

Redemption of the Series D Preferred Stock

Redemption of your Series D preferred stock generally would be a taxable event. You will be treated as if you have sold your Series D preferred stock if the redemption:

•	results in a complete termination of your stock interest in us; or

•	is not essentially equivalent to a dividend with respect to you.

In determining whether any of these tests has been met, shares of Series D preferred stock or other classes of our stock considered to be owned by you by reason of certain constructive ownership rules set forth in Section 318 of the Code, as well as any such shares actually owned, must be taken into account under certain circumstances.

If we redeem your Series D preferred stock in a redemption that meets one of the tests listed above, you generally would recognize taxable gain or loss equal to the amount of cash received by you less your tax basis in the Series D preferred stock redeemed. This gain or loss would be long-term capital gain or capital loss if you have held the Series D preferred stock for more than one year, and the long-term capital gain of a non-corporate U.S. holder is generally taxed at preferential rates. Because the determination as to whether any of the alternative tests listed above is satisfied with respect to any particular holder will depend upon the facts and circumstances as of the time the determination is made, you should consult your tax advisor regarding the treatment of a redemption.

If a redemption does not meet any of the tests described above, you generally will be taxed on the cash you receive as a dividend to the extent paid out of our current and accumulated earnings and profits. Any amount in excess of our current or accumulated earnings and profits would first reduce your tax basis in the Series D preferred stock and thereafter would be treated as capital gain. See “—Distributions on the Series D Preferred Stock” above for a discussion of the tax treatment of a distribution. If a redemption of the Series D preferred stock is treated as a distribution that is in part taxable as a dividend, you should consult with your own tax advisor regarding the allocation of your basis between the redeemed shares and any shares of Series D preferred stock that you still hold.

Medicare Tax

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. holder’s net investment income generally includes its dividend income and its net gains from the disposition of the Series D preferred stock, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Series D preferred stock.

Non-U.S. Holders

This section summarizes the material U.S. federal income tax considerations of the purchase, ownership and disposition of the Series D preferred stock by a Non-U.S. holder. You are a Non-U.S. holder if you are a beneficial owner of a share of the Series D preferred stock and you are not a U.S. holder (and are not a partnership for U.S. federal income tax purposes). A Non-U.S. holder, for U.S. federal income tax purposes, includes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the Series D preferred stock.

Distributions on the Series D Preferred Stock

Except as described below, if you are a Non-U.S. holder of the Series D preferred stock, dividends (including any redemption treated as a dividend for U.S. federal income tax purposes as discussed above under “U.S. Holders—Redemption of the Series D Preferred Stock”) paid to you are subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an applicable income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, certain payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to such payor:

•

a valid Internal Revenue Service Form W-8BEN or W-8BEN-E, or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a person who is not a United States person and your entitlement to the lower treaty rate with respect to such payments; or

•

in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury Department regulations.

If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the U.S. Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States), we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to the relevant payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you certify, under penalties of perjury, that:

•	you are not a U. S. person; and

•

the dividends are effectively connected with your conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the dividends are attributable to a U.S. permanent establishment) and are includible in your gross income.

“Effectively connected” dividends are taxed to Non-U.S. holders on a net income basis at rates applicable to U.S. citizens, resident aliens and domestic U.S. corporations.

If you are a corporate Non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition or Redemption of the Series D Preferred Stock

If you are a Non-U.S. holder, you generally will not be subject to U.S. federal income tax on gain that you recognize on a disposition (including a redemption that is treated as a disposition) of the Series D preferred stock unless:

•

the gain is “effectively connected” with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment that you maintain in the United States) as a condition for subjecting you to U.S. taxation on a net income basis;

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions exist; or

•

we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time within the five-year period preceding the disposition or the Non-U.S. holder’s holding period, whichever period is shorter, and certain other conditions are met.

If you are a Non-U.S. holder described in the first bullet point immediately above you will be subject to tax on the net gain derived from the disposition under regular graduated U.S. federal income tax rates. If you are a corporate United States alien holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. If you are an individual Non-U.S. holder described in the second bullet point immediately above you will be subject to a flat 30% tax on the gain derived from the disposition, which may be offset by U.S.-source capital losses, even though you are not considered a resident of the United States.

We have not been, are not and do not anticipate becoming a U.S. real property holding corporation for U.S. federal income tax purposes.

As discussed above in “U.S. Holders—Redemption of the Series D Preferred Stock,” certain redemptions may be treated as dividends for U.S. federal income tax purposes. See “—Distributions on the Series D Preferred Stock,” above, for a discussion of the tax treatment of such redemptions. Furthermore, if a broker or other paying agent is unable to determine whether the redemption should be treated as a distribution, such paying agent may be required to withhold tax at a 30% rate on the full amount you receive (in which case, you may be eligible to obtain a refund of all or a portion of any tax).

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

The Foreign Account Tax Compliance Act (“FATCA”) may impose a 30% withholding tax on certain payments to certain foreign financial institutions, investment funds and other non-U.S. persons if you or any such institution receiving payments on your behalf fails to comply with information reporting requirements (“FATCA withholding”). Such payments will include U.S.-source dividends. Current provisions of the Code and Treasury regulations that govern FATCA treat gross proceeds from a sale or other disposition of stock that can produce U.S.-source dividends as subject to FATCA withholding on or after January 1, 2019. However, under recently proposed Treasury regulations, such gross proceeds would not be subject to FATCA withholding. In its preamble to these proposed regulations, Treasury and the IRS have stated that taxpayers may generally rely on the proposed regulations until final Treasury regulations are issued.

You could be affected by this withholding with respect to your Series D preferred stock if you are subject to the information reporting requirements and fail to comply with them or if you hold Series D preferred stock through another person (e.g., a foreign bank or broker) that is subject to withholding and such person fails to comply with these requirements (even if you would not otherwise have been subject to withholding).

You should consult your own tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding.

Backup Withholding and Information Reporting

If you are a non-corporate U.S. holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to dividend payments or other taxable distributions made to you, and the payment of proceeds to you from the sale of Series D preferred stock effected at a U.S. office of a broker.

Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or are notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

If you are a Non-U.S. holder, we and other payors are required to report payments of dividends on Internal Revenue Service Form 1042-S even if the payments are exempt from withholding. You are otherwise generally exempt from backup withholding and information reporting requirements with respect to dividend payments and the payment of the proceeds from the sale of preferred stock effected at a U.S. office of a broker provided that either (i) the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished a valid Internal Revenue Service Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-United States person, or (ii) you otherwise establish an exemption.

Payment of the proceeds from the sale of Series D preferred stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting and backup withholding in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States unless the broker does not have actual knowledge or reason to know that the holder is a United States person and the documentation requirements described above are met or the non-U.S. holder otherwise establishes an exemption. In addition, certain foreign brokers may be required to report the amount of gross proceeds from the sale or other disposition of preferred stock under FATCA if you are presumed to be a United States person.

Backup withholding is not an additional tax. You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by timely filing a refund claim with the Internal Revenue Service.

THE PRECEDING DISCUSSION OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT BEING PROVIDED AS, OR INTENDED TO CONSTITUTE, TAX ADVICE. ACCORDINGLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF PURCHASING, HOLDING OR DISPOSING OF THE SERIES D PREFERRED STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, AND OF ANY CHANGES OR PROPOSED CHANGES IN APPLICABLE LAW.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the Series D preferred stock by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such a Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the Series D preferred stock of a portion of the assets of any Plan, a fiduciary should also determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

Whether or not the underlying assets of the Issuer were deemed to include “plan assets,” as described below, the acquisition and/or holding of the Series D preferred stock by an ERISA Plan with respect to which we or any underwriter are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor (“DOL”) has issued prohibited transaction class exemptions (“PTCEs”), that may apply to the acquisition and holding of the Series D preferred stock. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Plan Asset Issues

ERISA and the regulations (the “Plan Asset Regulations”) promulgated under ERISA by the DOL generally provide that when an ERISA Plan acquires an equity interest in an entity that is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act, the ERISA Plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established either that less than 25% of the total value of each class of equity interest in the entity is held by “benefit plan investors” as defined in Section 3(42) of ERISA (the “25% Test”) or that the entity is an “operating company,” as defined in the Plan Asset Regulations. For purposes of the 25% Test, the assets of an entity will not be treated as “plan assets” if, immediately after the most recent acquisition of any equity interest in the entity, less than 25% of the total value of each class of equity interest in the entity is held by “benefit plan investors,” excluding equity interest held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof. The term “benefit plan investors” is generally defined to include employee benefit plans subject to Title I of ERISA or Section 4975 of the Code (including “Keogh” plans and IRAs), as well as any entity whose underlying assets include plan assets by reason of a plan’s investment in such entity (e.g., an entity of which 25% or more of the value of any class of equity interests is held by benefit plan investors and which does not satisfy another exception under ERISA).

For purposes of the Plan Asset Regulations, a “publicly offered security” is a security that is (a) “freely transferable,” (b) part of a class of securities that is “widely held,” and (c) (i) sold to the Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”) and the class of securities to which such security is a part is registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred, or (ii) is part of a class of securities that is registered under Section 12 of the Exchange Act. The Issuer intends to effect such a registration under the Securities Act and the Exchange Act. The Plan Asset Regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial offering thereof as a result of events beyond the control of the issuer. It is anticipated that the Series D preferred stock will be “widely held” within the meaning of the Plan Asset Regulations, although no assurance can be given in this regard. The Plan Asset Regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all the relevant facts and circumstances. It is anticipated that the Series D preferred stock will be “freely transferable” within the meaning of the Plan Asset Regulations, although no assurance can be given in this regard.

Plan Asset Consequences

If the assets of the Issuer were deemed to be “plan assets” under ERISA, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by the Issuer, and (ii) the possibility that certain transactions in which the Issuer might seek to engage could constitute “prohibited transactions” under ERISA and the Code.

Because of the foregoing, the Series D preferred stock should not be purchased or held by any person investing “plan assets” of any Plan, unless the purchaser determines that such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of the Series D preferred stock, each purchaser and subsequent transferee of the Series D preferred stock will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the Series D preferred stock constitutes assets of any Plan or (ii) the purchase and holding of the Series D preferred stock by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the Series D preferred stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the Series D preferred stock.

UNDERWRITING

We have entered into an underwriting agreement dated March 28, 2019 (the “Underwriting Agreement”) with the underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated and Keefe, Bruyette & Woods, Inc. are acting as representatives. In the underwriting agreement, we agreed to sell to each of the underwriters, and each of the underwriters agreed to purchase from us, the number of depositary shares, each representing a 1/400th interest in a share of the Series D preferred stock, shown opposite its name below, at the applicable public offering price on the cover page of this prospectus supplement.

Underwriter	Number of Depositary Shares
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	1,800,000
Keefe, Bruyette & Woods, Inc.	1,800,000
Evercore Group L.L.C.	200,000
Sandler O’Neill + Partners	200,000

Total	4,000,000

The obligations of the underwriters under the underwriting agreement, including their agreement to purchase depositary shares, are several and not joint. Those obligations also are subject to the satisfaction of conditions described in the underwriting agreement. The underwriters have agreed to purchase all of the depositary shares if any of them are purchased. In the event of a default by any underwriter, the underwriting agreement provides that, in certain circumstances, non-defaulting underwriters may increase their purchase commitments, or the underwriting agreement may be terminated.

The underwriters initially propose to offer the depositary shares, in part, directly to the public at the public offering price set forth on the cover page of this prospectus supplement. The underwriters may sell the depositary shares to certain dealers at a price that represents a concession not in excess of $0.50 per depositary share. Any underwriter may allow, and dealers may reallow, a concession not in excess of $0.45 per depositary share to certain other dealers. After the initial offering of the depositary shares, the offering price and these concessions may change.

We have agreed for a period of 30 days from the date of the Underwriting Agreement that we will not, without the prior written consent of the representatives, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, hypothecate, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) of the Exchange Act regulations, or otherwise dispose of, the securities or any securities that are substantially similar to the securities, whether owned as of the date thereof or thereafter acquired or with respect to which we have or thereafter acquire the power of disposition, or file, or cause to be filed, any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the securities or such other securities, whether any such swap, hedge or transaction described in clause (i) or (ii) above is to be settled by delivery of any securities or such other securities, in cash or otherwise.

The following table shows the per share and total purchase price, underwriting discounts and commissions, and proceeds before expenses to us.

	Per Share	Total
Public Offering Price (1)	$25.0000	$100,000,000
Underwriting discounts and commissions	$0.7875	$3,150,000
Proceeds, before expenses, to us	$24.2125	$96,850,000

(1)	Plus accrued dividends from the original date of issuance, which is expected to be on or about April 4, 2019.

Our offering expenses, not including underwriting commissions, are estimated to be $500,000. We also have agreed to reimburse the underwriters up to $10,000 for their FINRA counsel fee. In accordance with FINRA Rule 5110, these reimbursed fees are deemed underwriting compensation for this offering.

Prior to this offering, there has been no public market for the depositary shares. We have applied to list the depositary shares on Nasdaq under the symbol “IBKCN.” If the application is approved, trading of the depositary shares on Nasdaq is expected to begin within 30 days after the date of initial delivery of the depositary shares. The underwriters have advised us that they presently intend to make a market in the depositary shares. However, the underwriters are not obligated to do so and may discontinue making a market in the depositary shares at any time without notice. The Series D preferred stock will not be listed, and we do not expect that there will be any trading market for the Series D preferred stock except as represented by depositary shares.

In connection with the offering of the depositary shares, the underwriters may engage in stabilizing transactions, and syndicate covering transactions in accordance with Regulation M under the Exchange Act. The underwriters may enter bids for, and purchase, depositary shares in the open market in order to stabilize the price of the depositary shares. Syndicate covering transactions involve purchases of the depositary shares in the open market after the distribution has been completed in order to cover short positions. In addition, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the depositary shares in the offering if the syndicate repurchases previously distributed depositary shares in transactions to cover syndicate short positions, in stabilization transactions, or otherwise. These activities may cause the price of the depositary shares to be higher than it would otherwise be. Those activities, if commenced, may be discontinued at any time.

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their clients, and such investment and securities activities may involve securities or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

We expect that delivery of the depositary shares will be made against payment therefor on or about April 4, 2019, which will be the fifth business day following the date hereof (such settlement being referred to as “T+ 5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the depositary shares prior to the delivery of the depositary shares hereunder will be required, by virtue of the fact that the depositary shares initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the depositary shares who wish to trade the depositary shares prior to their date of delivery hereunder should consult their advisors.

Under the terms of the underwriting agreement, we have agreed to indemnify the underwriters and certain other persons against certain liabilities, including liabilities under the Securities Act, or to contribute in respect of those liabilities.

Selling Restrictions

The underwriters have represented and agreed that they have not and will not offer, sell, or deliver the depositary shares, directly or indirectly, or distribute this prospectus supplement or the attached prospectus or any other offering material relating to the depositary shares, in any jurisdiction except under circumstances that will result in compliance with applicable laws and regulations and that will not impose any obligations on us except as set forth in the underwriting agreement.

European Economic Area

The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation. This prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of securities in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of securities. Neither this prospectus supplement nor the accompanying prospectus is a prospectus for the purposes of the Prospectus Directive.

United Kingdom

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) in connection with the issue or sale of any depositary shares has only been communicated or caused to be communicated and will only be communicated or cause to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the depositary shares in, from or otherwise involving the United Kingdom.

In addition, in the United Kingdom, this prospectus supplement and the accompanying prospectus are being distributed only to, and are directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus supplement and the accompanying prospectus must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read any documents we have filed with the SEC on the SEC’s website found at www.sec.gov and our website described below.

We have filed an automatic shelf registration statement on Form S-3 with the SEC relating to the securities covered by this prospectus supplement and the accompanying prospectus. This prospectus supplement is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus supplement or the accompanying prospectus to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement through the SEC’s and our websites.

The SEC’s rules allow us to “incorporate by reference” information into this prospectus supplement. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus supplement from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus supplement and before the date that the offering of securities by means of this prospectus supplement and the accompanying prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus supplement or incorporated by reference in this prospectus supplement.

We incorporated by reference into this prospectus supplement and the accompanying prospectus the following documents or information filed with the SEC (other than, in each case, documents, or information deemed to have been furnished and not filed in accordance with the SEC’s rules):

•

Annual Report on Form 10-K for the year ended December 31, 2018 (including the information incorporated by reference into Part III thereto from our Definitive Proxy Statement on Schedule 14A, filed on March 28, 2019);

•	Current Report on Form 8-K filed on March 20, 2019, except to the extent that any such information is deemed furnished; and

•	any registration statement on Form 8-A that we file relating to the Series D preferred stock or the depositary shares.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and the accompanying prospectus and before the termination of the offering shall also be deemed to be incorporated herein by reference. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including our compensation committee report and performance graph or any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.

AVAILABLE INFORMATION

Our filings with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments thereto, are available on our website as soon as reasonably practicable after the reports are filed with or furnished to the SEC. Copies can be obtained free of charge in the “Investor Relations” section of our website at www.iberiabank.com. Our SEC filings are also available through the SEC’s website at www.sec.gov.

Copies of our filings with the SEC are available by writing the Company at the following address:

IBERIABANK Corporation

200 West Congress Street

Lafayette, Louisiana 70501

Attention: Robert B. Worley, Jr., Secretary

(337) 521-4003

The information on our website is not incorporated by reference in this prospectus supplement or the accompanying prospectus and you should not consider it a part of this prospectus supplement or the accompanying prospectus.

LEGAL MATTERS

The validity of the preferred stock and depositary shares offered by this prospectus will be passed upon by Jones Walker LLP, Washington, D.C. Certain legal matters in connection with the offering will be passed upon for the underwriters by Covington & Burling LLP, Washington, D.C.

EXPERTS

Ernst & Young LLP, an independent registered public accounting firm, has audited the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2018 incorporated by reference in our Annual Report on Form 10-K and the effectiveness of our internal control over financial reporting as of December 31, 2018, as set forth in their reports, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

PROSPECTUS

Common Stock

Serial Preferred Stock

Depositary Shares

Rights

Warrants

Units

The securities listed above may be offered and sold by us and/or by one or more selling security holders to be identified in the future. This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. The specific terms of any shares of securities to be offered, and the specific manner in which they may be offered, will be described in one or more supplements to this prospectus. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement and any applicable pricing supplement. Before investing, you should carefully read this prospectus and any related prospectus supplement. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. See “About This Prospectus.”

Our common stock is listed on the Nasdaq Global Select Market under the symbol “IBKC.” Our depositary shares representing Series B preferred stock are listed on the Nasdaq Global Select Market under the symbol “IBKCP.” Our depositary shares representing Series C preferred stock are listed in the Nasdaq Global Select Market under the symbol “IBKCO.”

Investing in our securities involves risks. You should carefully consider the risks described under “ Risk Factors ” in our most recent Annual Report on Form 10-K and in each subsequently filed Quarterly Report on Form 10-Q (which documents are incorporated by reference herein), as well as the other information contained or incorporated by reference in this prospectus or in any prospectus supplement hereto before making a decision to invest in our securities. See “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” in this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The securities are not savings accounts, deposits or other obligations of any bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any governmental agency.

The date of this prospectus is March 28, 2019.

(i)

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration or delayed offering process. By using a shelf registration statement, we may, from time to time, sell any or all of these securities or any combination of rights, units, warrants, serial preferred stock, depositary shares and common stock, in one or more offerings. The serial preferred stock, warrants, and rights may be convertible into or exercisable or exchangeable for our common or serial preferred stock or our other securities or debt or equity securities of one or more other entities.

This prospectus provides you with a general description of the securities we may offer. Each time we offer and sell any of these securities we will provide a prospectus supplement that contains specific information about the terms of that offering. The supplement may also add, update, or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and each prospectus supplement, you should rely on the information in that prospectus supplement. Before purchasing any of our securities, you should carefully read both this prospectus and each applicable prospectus supplement together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement may be read at the SEC’s website at www.sec.gov.

We have not authorized any other person to provide you with information different than what is contained in this prospectus and any prospectus supplement. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell our securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the SEC and have incorporated by reference, is accurate as of the date of the front cover of this prospectus only. Our business, financial condition, results of operations, and prospects may have changed since that date.

When used in this prospectus, the terms “IBERIABANK Corporation,” “we,” “our” and “us” refer to IBERIABANK Corporation and its consolidated subsidiaries, including IBERIABANK, unless otherwise specified or the context otherwise requires.

RISK FACTORS

An investment in our securities involves risks. Before making an investment decision, you should carefully read and consider the risk factors incorporated by reference in this prospectus, as well as those contained in any applicable prospectus supplement, as the same may be updated from time to time by our future filings with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You should also refer to other information contained in or incorporated by reference in this prospectus and any applicable prospectus supplement, including our financial statements and the related notes incorporated by reference herein or therein. Additional risks and uncertainties not known to us at this time or that we currently deem immaterial may also materially and adversely affect our business operations and prospects.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read any documents we have filed with the SEC on the SEC’s website found at www.sec.gov and our website described below.

We have filed an automatic shelf registration statement on Form S-3 with the SEC relating to the securities covered by this prospectus and any prospectus supplement. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus or any prospectus supplement to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement through the SEC’s and our websites.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of securities by means of this prospectus and a prospectus supplement is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporated by reference into this prospectus the following documents or information filed with the SEC (File No. 001-37532) (other than, in each case, documents, or information deemed to have been furnished and not filed in accordance with the SEC’s rules):

•

Annual Report on Form 10-K for the year ended December 31, 2018 (including the information incorporated by reference into Part III thereto from our Definitive Proxy Statement on Schedule 14A, filed on March 28, 2019);

•	Current Report on Form 8-K, filed on March 20, 2019, except to the extent any such information is deemed furnished;

•

The description of IBERIABANK Corporation’s common stock contained in our Registration Statement on Form 8-A, filed on March 28, 1995, and any amendment or report filed for the purpose of updating this description;

•

The description of IBERIABANK Corporation’s depositary shares, each representing a 1/400th interest in a share of 6.25% fixed-to-floating non-cumulative perpetual preferred stock, Series B, contained in our Registration Statement on Form 8-A, filed on August 5, 2015, and any amendment or report filed for the purpose of updating this description; and

•

The description of IBERIABANK Corporation’s depositary shares, each representing a 1/400th interest is a share of 6.60% fixed-to-floating non-cumulative perpetual preferred stock, Series C, contained in our Registration Statement on Form 8-A, filed on May 9, 2016, and any amendment or report filed for the purpose of updating this description.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and any accompanying prospectus supplement and before the termination of the offering shall also be deemed to be incorporated herein by reference. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including our compensation committee report and performance graph or any information furnished pursuant to Item 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.

Documents incorporated by reference are available from IBERIABANK Corporation, without charge, excluding all exhibits other than exhibits that have been specifically incorporated by reference into this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address and telephone number:

IBERIABANK Corporation

200 West Congress Street

Lafayette, Louisiana 70501

Attention: Robert B. Worley, Jr., Secretary

(337) 521-4003

www.iberiabank.com (“Investor Relations” tab)

The information on our website is not incorporated by reference in this prospectus or any prospectus supplement, and you should not consider it a part of this prospectus or any prospectus supplement.

This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. Neither the delivery of this prospectus nor any distribution of securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated by reference into this prospectus or in our affairs since the date of this prospectus. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

To the extent that statements in this prospectus, the documents incorporated by reference into it, and any prospectus supplements relate to our future plans, objectives, financial results or performance, these statements are deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, which are based on management’s current information, estimates and assumptions and the current economic environment, are generally identified by use of the words “may,” “plan,” “believe,” “expect,” “intend,” “will,” “should,” “continue,” “potential,” “anticipate,” “estimate,” “predict,” “project” or similar expressions, or the negative of these terms or other comparable terminology. Our actual strategies and results in future periods may differ materially from those currently expected due to various risks and uncertainties.

Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to such differences include, but are not limited to: the level of market volatility, our ability to execute our growth strategy, including the availability of future bank acquisition opportunities, our ability to execute on our revenue and efficiency improvement initiatives, unanticipated delays, losses, business disruptions and diversion of management time related to the completion and integration of mergers and acquisitions, refinements to purchase accounting adjustments for acquired businesses and assets and assumed liabilities in these transactions, adjustments of fair values of acquired assets and assumed liabilities and of deferred taxes in acquisitions, actual results deviating from the our current estimates and assumptions of timing and amounts of cash flows, credit risk of our customers, effects of low energy and commodity prices, effects of residential real estate prices and levels of home sales, our ability to satisfy capital and liquidity standards, sufficiency of our allowance for loan losses, changes in interest rates, access to funding sources, reliance on the services of executive management, competition for loans, deposits and investment dollars, competition from competitors with greater financial resources than us, reputational risks and social factors, changes in government regulations and legislation, increases in FDIC insurance assessments, geographic concentration of our markets, economic or business conditions in our markets or nationally, rapid changes in the financial services industry, significant litigation, cyber-security risks including dependence on our operational, technological, and organizational systems and infrastructure and those of third party providers of those services, hurricanes and other adverse weather events, and valuation of intangible assets. Factors that may cause actual results to differ materially from these forward-looking statements are discussed in our Annual Report on Form 10-K and other filings with the SEC, available at the SEC’s website, www.sec.gov, and our website, www.iberiabank.com, under the heading “Investor Relations” and then “Financial Information.” These forward-looking statements speak only as of the date on which the statements were made. Except to the extent required by applicable law or regulation, we undertake no obligation to revise or update publicly any forward-looking statement for any reason.

OUR COMPANY

IBERIABANK Corporation, a Louisiana corporation, is a financial holding company with 329 combined locations, including 191 bank branch offices and 3 loan production offices in Louisiana, Arkansas, Tennessee, Alabama, Texas, Florida, Georgia, South Carolina, North Carolina, Mississippi, Missouri, and New York, 29 title insurance offices in Arkansas, Tennessee, and Louisiana, and mortgage representatives in 87 locations in 12 states. The Company also has 18 wealth management locations in 5 states and one IBERIA Capital Partners L.L.C. office in Louisiana. As of December 31, 2018, we had total consolidated assets of $30.8 billion, total deposits of $23.8 billion and shareholders’ equity of $4.1 billion.

Our principal executive office is located at 200 West Congress Street, Lafayette, Louisiana, and our telephone number at that office is (337) 521-4003. Our website is located at www.iberiabank.com.

We are the holding company for IBERIABANK, a Louisiana state chartered banking corporation headquartered in Lafayette, Louisiana; Lenders Title Company, an Arkansas-chartered title insurance and closing services agency headquartered in Little Rock, Arkansas (“Lenders Title”); IBERIA Capital Partners LLC, a corporate finance services firm (“ICP”); 1887 Leasing, LLC, a holding company for our aircraft, IBERIA Asset Management, Inc. (“IAM”), which provides wealth management and trust advisory services to high net worth individuals, pension funds, corporations and trusts; and IBERIA CDE, LLC (“CDE”), which invests in purchased tax credits.

IBERIABANK offers commercial and retail banking products and services to customers throughout locations in ten states. IBERIABANK provides these products and services in Louisiana, Alabama, Florida, Arkansas, Tennessee, Georgia, Texas, North Carolina, South Carolina and New York, as well as on-line at www.iberiabank.com and www.virtualbank.com. These products and services include a broad array of commercial, consumer, mortgage, and private banking products and services, trust advisory services, cash management, deposit and annuity products. Certain of our non-bank subsidiaries engage in financial services-related activities, including brokerage services, sales of variable annuities, and wealth management services. Lenders Title offers a full line of title insurance and loan closing services throughout Arkansas, Tennessee and Louisiana. ICP provides equity research, institutional sales and trading, and corporate finance services throughout the energy industry. 1887 Leasing, LLC, owns an aircraft used by management of the Company and its subsidiaries. IAM provides wealth management advisory services for commercial and private banking clients. CDE is engaged in the purchase of tax credits.

USE OF PROCEEDS

We intend to use the net proceeds we receive from the sale of the securities by us in the manner and for the purposes set forth in the applicable prospectus supplement.

DESCRIPTION OF OUR CAPITAL STOCK

The following summary is a description of the material terms of IBERIABANK Corporation’s capital stock. This summary is not meant to be complete and is qualified by reference to the applicable provisions of the Louisiana Business Corporation Act, or the LBCA, and the articles of incorporation and bylaws of IBERIABANK Corporation, each as amended. You are urged to read those documents carefully. Copies of the articles of incorporation and bylaws of IBERIABANK Corporation are incorporated by reference in this prospectus. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” beginning on page 1.

Authorized Capitalization

As of March 19, 2019, there were 54,552,042 shares of our common stock outstanding held by approximately 2,495 holders of record of our common stock. As of that date there were 8,000 shares of our preferred stock Series B outstanding and 5,750 shares of our preferred stock Series C outstanding.

As of the date of this prospectus, our authorized capital stock consists of:

•	100,000,000 shares of common stock, par value $1.00 per share; and

•	5,000,000 shares of serial preferred stock, par value $1.00 per share.

Common Stock

Voting Rights. Holders of common stock are entitled to one vote per share on all matters submitted for action by the shareholders. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of more than 50% of the shares of common stock can, if they choose to do so, elect all the directors. In such event, the holders of the remaining shares of common stock would not be able to elect any directors.

Dividend Rights. Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, if any. In addition, the terms of the Company’s outstanding junior subordinated debt securities prohibit it from declaring or paying any dividends or distributions on outstanding capital stock, or purchasing, acquiring or making a liquidation on such stock, if the Company has elected to defer interest payments on such debt.

Liquidation Rights. Upon our liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of our assets, holders of our common stock would be entitled to receive ratably assets available for distribution to shareholders after payment of liabilities and accumulated and unpaid dividends and liquidation preferences on outstanding preferred stock, if any.

Other Matters. Holders of common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock, including the shares of common stock offered in this offering, are fully paid and non-assessable.

Preferred Stock

Our articles of incorporation authorize our board of directors to establish one or more series of preferred stock. Unless required by law or by any stock exchange on which our common stock is listed, the authorized shares of preferred stock will be available for issuance without further action by shareholders. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board may increase or decrease, except where otherwise provided in the preferred stock designation, and not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price(s), if any, for shares of the series;

•	the terms and amounts of any sinking fund relating to the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, and, if so, the specification of the other class or series or other security, the conversion price(s) or rate(s), any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which a conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Anti-Takeover Effects of Our Articles of Incorporation and Bylaws

Our articles of incorporation and bylaws contain provisions that may have an anti-takeover effect.

Classified Board of Directors

Our articles of incorporation provide that our board of directors is divided into three classes of directors, with the three classes to be as nearly equal in number as possible. The members of each class serve for a three-year term. As a result, approximately one-third of our board of directors are elected each year.

Removal of Directors; Vacancies

Our articles of incorporation provide that directors may be removed without cause but only upon the affirmative vote of not less than 75% of the total votes eligible to be cast by shareholders at a duly constituted meeting of shareholders called expressly for that purpose, and may be removed with cause by an affirmative vote of not less than a majority of the total votes eligible to be cast by shareholders. In addition, our articles of incorporation provide that any vacancies on our board of directors shall be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our articles of incorporation provide that a shareholder seeking to bring business before an annual meeting of shareholders or nominate candidate(s) for election as director must provide timely notice of the proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 60 days prior to the first anniversary of the previous year’s annual meeting. Our articles of incorporation also specify requirements as to the form and content of a shareholder’s notice.

Amendment of Articles of Incorporation and Bylaws

No amendment to our articles of incorporation may be made unless it is first approved by a majority of the board of directors and thereafter by the holders of a majority of the shares entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of any preferred stock, if then issued and outstanding, as may be required by the provisions thereof. The affirmative vote of the holders of at least 75% of the shares entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of any preferred stock, if then issued and outstanding and as may be required by the provisions thereof, is required to amend charter provisions relating to the number, nomination, election and removal of directors, preemptive rights, personal liability, indemnification, advancement of expenses and other rights of officers, directors, employees and agents; meetings of shareholders and shareholder proposals; and amendment of the articles and bylaws.

Our articles of incorporation provide that the board of directors or shareholders may amend the bylaws. Action by the board requires the affirmative vote of a majority of the directors then in office. Action by the shareholders requires the affirmative vote of a majority of the shares, as well as any additional vote of preferred stock, if then issued and outstanding; provided that the affirmative vote of 75% of the shares is required to amend bylaws relating to meetings of the board of directors.

Authorized but Unissued Capital Stock

Generally, the LBCA does not require shareholder approval for an issuance of authorized shares. However, the LBCA does require shareholder approval of non-cash share issuances in excess of 20% of a corporation’s total voting power on a pre-transaction basis. In addition, the listing requirements of the Nasdaq Stock Market require shareholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of common stock, but not a public offering of common stock for cash.

These additional shares may be used for a variety of corporate purposes, including future public or private offerings, to raise additional capital or to facilitate acquisitions.

The Board of Directors represents that it will not, without prior shareholder approval, issue any series of preferred stock for any defensive or anti-takeover purpose, for the purpose of implementing any shareholder rights plan or with features specifically intended to make any attempted acquisition of the Company more difficult or costly. Subject to these limitations, the Board of Directors may issue preferred stock in connection with capital raising transactions, acquisitions, and joint ventures and for other corporate purposes that may have the effect of making such an acquisition more difficult or costly, as could also be the case if the Board of Directors were to issue additional shares of common stock. This representation is part of our Corporate Governance Guidelines, a link to which is in the “Investor Relations” portion of our website at: www.iberiabank.com.

Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock, depositary shares and preferred stock.

Listing

Our common stock is listed on the Nasdaq Global Select Market under the symbol “IBKC.” Our depositary shares representing Series B preferred stock are listed on the Nasdaq Global Select Market under the symbol “IBKCP.” Our depositary shares representing Series C preferred stock are listed on the Nasdaq Global Select Market under the symbol “IBKCO.”

DESCRIPTION OF OTHER SECURITIES WE MAY OFFER

This prospectus contains summary descriptions of our depositary shares, rights, warrants, and units that we may offer from time to time. These summary descriptions are not meant to be complete descriptions of each security. The particular terms of any security will be described in the accompanying prospectus supplement and other offering material. The accompanying prospectus supplement may add, update, or change the terms and conditions of the securities as described in this prospectus.

Depositary Shares

In this section, we describe the general terms and provisions of the depositary shares that we may offer. This summary does not purport to be exhaustive and is qualified in its entirety by reference to the relevant deposit agreement and depositary receipts with respect to any particular series of depositary shares. The prospectus supplement will describe the specific terms of the depositary shares offered through that prospectus supplement and any general terms outlined in this section that will not apply to those depositary shares.

We may offer depositary shares representing receipts for fractional interests in serial preferred stock in the form of depositary shares. Each depositary share would represent a fractional interest in serial preferred stock and would be represented by a depositary receipt.

The serial preferred stock underlying the depositary shares will be deposited under a separate deposit agreement between us and a bank or trust company having its principal office in the United States, which we refer to in this prospectus as the “depositary.” We will name the depositary in the applicable prospectus supplement. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled to the applicable fraction of a share of serial preferred stock represented by the depositary share, including any dividend, voting, redemption, conversion, and liquidation rights. If necessary, the prospectus supplement will provide a description of U.S. federal income tax consequences relating to the purchase and ownership of the series of depositary shares offered by that prospectus supplement.

The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. If you purchase fractional interests in the serial preferred stock, you will receive depositary receipts as described in the applicable prospectus supplement. While the final depositary receipts are being prepared, we may order the depositary to issue temporary depositary receipts substantially identical to the final depositary receipts although not in final form. The holders of the temporary depositary receipts will be entitled to the same rights as if they held the depositary receipts in final form. Holders of the temporary depositary receipts can exchange them for the final depositary receipts at our expense.

The description in the applicable prospectus supplement and other offering material of any depositary shares we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable depositary agreement, which will be filed with the SEC if we offer depositary shares. For more information on how you can obtain copies of the applicable depositary agreement if we offer depositary shares, see “Incorporation of Certain Information by Reference” and “Where You can Find More Information.” We urge you to read the applicable depositary agreement, the applicable prospectus supplement and any other offering material in their entirety.

Rights

In this section, we describe the general terms and provisions of the rights to securities that we may offer to our shareholders. Rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the rights. In connection with any rights offering to our shareholders, we may enter into a standby underwriting or other arrangement with one or more underwriters or other persons pursuant to which such underwriters or other person would purchase any offered securities remaining unsubscribed for after such rights offering. Each series of rights will be issued under a separate rights agent agreement to be entered into between us and a bank or trust company, as rights agent, that we will name in the applicable prospectus supplement. The rights agent will act solely as our agent in connection with the certificates relating to the rights of the series of certificates and will not assume any obligation or relationship of agency or trust for or with any holders of rights certificates or beneficial owners of rights.

The prospectus supplement relating to any rights we offer will include specific terms relating to the offering, including, among others, the date of determining the shareholders entitled to the rights distribution, the aggregate number of rights issued and the aggregate amount of securities purchasable upon exercise of the rights, the exercise price, the conditions to completion of the offering, the date on which the right to exercise the rights will commence and the date on which the right will expire, and any applicable U.S. federal income tax considerations. To the extent that any particular terms of the rights, rights agent agreements, or rights certificates described in a prospectus supplement differ from any of the terms described here, then the terms described here will be deemed to have been superseded by that prospectus supplement.

Each right would entitle the holder of the rights to purchase for cash the principal amount of securities at the exercise price set forth in the applicable prospectus supplement. Rights may be exercised at any time up to the close of business on the expiration date for the rights provided in the applicable prospectus supplement. After the close of business on the expiration date, all unexercised rights would become void and of no further force or effect.

Holders may exercise rights as described in the applicable prospectus supplement. Upon receipt of payment and the rights certificate properly completed and duly executed at the corporate trust office of the rights agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the securities purchasable upon exercise of the rights. If less than all of the rights issued in any rights offering are exercised, we may offer any unsubscribed securities directly to persons other than shareholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby arrangements, as described in the applicable prospectus supplement.

The description in the applicable prospectus supplement and other offering material of any rights we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable rights agent agreement, which will be filed with the SEC if we offer rights. For more information on how you can obtain copies of the applicable rights agent agreement if we offer rights, see “Incorporation of Certain Information by Reference” and “Where You Can Find More Information.” We urge you to read the applicable rights agent agreement and the applicable prospectus supplement and any other offering material in their entirety.

Warrants

We may issue warrants from time to time in one or more series for the purchase of our common stock or preferred stock or any combination of those securities. Warrants may be issued independently or together with any shares of common stock or shares of preferred stock or offered by any prospectus supplement and may be attached to or separate from common stock or preferred stock. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent, or any other bank or trust company specified in the related prospectus supplement relating to the particular issue of warrants. The warrant agent will act as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants. The specific terms of a series of warrants will be described in the applicable prospectus supplement relating to that series of warrants along with any general provisions applicable to that series of warrants.

The following is a general description of the warrants we may issue. The applicable prospectus supplement will describe the specific terms of any issuance of warrants. The terms of any warrants we offer may differ from the terms described in this prospectus. As a result, we will describe in the prospectus supplement the specific terms of the particular series of warrants offered by that prospectus supplement. Accordingly, for a description of the terms of a particular series of warrants, you should carefully read this prospectus, the applicable prospectus supplement, and the applicable warrant agreement, which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Terms. If warrants are offered by us, the prospectus supplement will describe the terms of the warrants, including the following if applicable to the particular offering:

•	the title of the warrants;

•	the total number of warrants;

•	the number of shares of common stock purchasable upon exercise of the warrants to purchase common stock and the price at which such shares of common stock may be purchased upon exercise;

•	the designation and terms of the preferred stock with which the warrants are issued and the number of warrants issued with each share of preferred stock;

•	the date on and after which the warrants and the related common stock or preferred stock will be separately transferable;

•	if applicable, the date on which the right to exercise the warrants will commence and the date on which this right will expire;

•	if applicable, the minimum or maximum amount of the warrants which may be exercised at any one time;

•	a discussion of federal income tax, accounting and other special considerations, procedures and limitations relating to the warrants; and

•	any other terms of the warrants including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Warrants may be exchanged for new warrants of different denominations, may be presented for registration of transfer, and may be exercised at the office of the warrant agent or any other office indicated in the prospectus supplement. Before the exercise of their warrants, holders of warrants will not have any of the rights of holders of shares of common stock or shares of preferred stock purchasable upon exercise, including the right to receive payments of dividends, if any, on the shares common stock or preferred stock purchasable upon such exercise or to exercise any applicable right to vote.

Exercise of Warrants. Each warrant will entitle the holder to purchase a number of shares of common stock or shares of preferred stock at an exercise price as will in each case be set forth in, or calculable from, the prospectus supplement relating to those warrants. Warrants may be exercised at the times set forth in the prospectus supplement relating to the warrants. After the close of business on the expiration date (or any later date to which the expiration date may be extended by us), unexercised warrants will become void. Subject to any restrictions and additional requirements that may be set forth in the prospectus supplement relating thereto, warrants may be exercised by delivery to the warrant agent of the certificate evidencing the warrants properly completed and duly executed and of payment as provided in the prospectus supplement of the amount required to purchase shares of common stock or shares of preferred stock purchasable upon such exercise. The exercise price will be the price applicable on the date of payment in full, as set forth in the prospectus supplement relating to the warrants. Upon receipt of the payment and the certificate representing the warrants to be exercised properly completed and duly executed at the office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, issue and deliver the shares of common stock or shares of preferred stock purchasable upon such exercise. If fewer than all of the warrants represented by that certificate are exercised, a new certificate will be issued for the remaining amount of warrants.

The description in the applicable prospectus supplement and other offering material of any warrants we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable warrant agreement, which will be filed with the SEC if we offer warrants. For more information on how you can obtain copies of the applicable warrant agreement if we offer warrants, see “Incorporation of Certain Information by Reference” and “Where You Can Find More Information.” We urge you to read the applicable warrant agreement and the applicable prospectus supplement and any other offering material in their entirety.

Units

In this section, we describe the general terms and provisions of the units that we may offer. We may issue units under one or more unit agreements, each referred to as a unit agreement, to be entered into between us and a bank or trust company, as unit agent. The unit agent will act solely as our agent in connection with the units governed by the unit agreement and will not assume any obligation or relationship of agency or trust for or with any holders of units or interests in those units. We may issue units comprising one or more of the securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit also is the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time or at any time before a specified date.

The applicable prospectus supplement relating to the units we may offer will include specific terms relating to the offering, including, among others: the designation and terms of the units and of the securities comprising the units, and whether and under what circumstances those securities may be held or transferred separately; any provision for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising those units; and whether the units will be issued in fully registered or global form.

The description in the applicable prospectus supplement and other offering material of any units we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable unit agreement and unit certificate, which will be filed with the SEC if we offer units. For more information on how you can obtain copies of the applicable unit agreement and unit certificate if we offer units, see “Incorporation of Certain Information by Reference” and “Where You Can Find More Information.” We urge you to read the applicable unit certificate and the applicable prospectus supplement and any other offering material in their entirety.

SELLING SECURITY HOLDERS

Selling security holders are persons or entities that, directly or indirectly, have acquired or will from time to time acquire from us shares of our common stock in various private transactions. Such selling security holders may be parties to registration rights agreements with us, or we otherwise may have agreed or will agree to register their securities for resale. The initial purchasers of our securities, as well as their transferees, pledgees, donees or successors, all of whom we refer to as “selling security holders,” may from time to time offer and sell shares of our common stock pursuant to this prospectus and any applicable prospectus supplement.

We are a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933, as amended, or the Securities Act, which allows us to register secondary sales of shares of our common stock by any selling shareholder by filing a prospectus supplement with the SEC. We may register these shares to permit selling security holders to resell their shares when they deem appropriate. We will not receive any proceeds from the sale of the securities by the selling security holders, but in certain cases we may pay fees and expenses relating to the registration or an offering of such securities, such as registration and filing fees, fees and expenses for complying with federal and state securities laws and the rules and regulations of the Nasdaq Global Select Market, and fees and expenses incurred in connection with a listing, if any, of any of the securities on any securities exchange or association.

Selling security holders may offer for sale all, some portion or none of the securities that they hold. To the extent that any of the selling security holders are brokers or dealers, they are deemed to be, under interpretations of the SEC, “underwriters” within the meaning of the Securities Act. Selling security holders may also sell, transfer or otherwise dispose of some or all of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act.

We do not know when or in what amounts the selling security holders may offer shares for sale under this prospectus and any prospectus supplement. The applicable prospectus supplement will set forth the name of each of the selling security holders, the number and classes of our securities beneficially owned by such selling security holders that are offered by such prospectus supplement, the amount to be offered for the shareholder’s account, and the amount and (if one percent or more) the percentage of the class to be owned by such shareholder after completion of the offering. The applicable prospectus supplement will also disclose whether any of the selling security holders has held any position or office with, has been employed by or otherwise has had a material relationship with us during the three years prior to the date of the prospectus supplement.

PLAN OF DISTRIBUTION

The following sets forth a general summary of the plan of distribution for securities we may offer. The applicable prospectus supplement may update and supersede this summary.

We or any selling security holders identified in the applicable prospectus supplement may sell our securities in any of three ways (or in any combination):

•	through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.

A prospectus supplement with respect to the offered securities will set forth the terms of the offering, including;

•	the name or names of any underwriters, dealers, or agents and the type and amounts of securities underwritten or purchased by each of them;

•

the public offering price of the securities and the proceeds to us and/or any selling security holder and any discounts, commissions, concessions or agency fees and other items constituting underwriters’, dealers’, or agents’ compensation and any discounts, commissions or concessions allowed or reallowed or paid to dealers;

•	any delayed delivery arrangements; and

•	any securities exchanges on which the offered securities will be listed for trading.

The offer and sale of the securities described in this prospectus by us, the underwriters, any selling security holders or the third parties described above may be effected from time to time in one or more transactions, including privately negotiated transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to the prevailing market prices; or

•	at negotiated prices.

Any public offering price and any discounts or concessions to dealers may be changed from time to time.

If we and/or the selling security holders, if applicable, use underwriters in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

We and/or the selling security holders, if applicable, may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of our securities and any commissions we or a selling security holder pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

If so indicated in the applicable prospectus supplement, we and/or the selling security holders, if applicable, may authorize underwriters, dealers, or agents to solicit offers by certain purchasers to purchase offered securities from us or a selling security holder at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions or discounts we pay for solicitation of these contracts.

Underwriters and agents may be entitled under agreements entered into with us and/or the selling security holders, if applicable, to indemnification by us and/or the selling security holders, if applicable, against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make. Underwriters and agents may be customers of, engage in transactions with, or perform services for the Company or selling security holder and their respective affiliates in the ordinary course of business.

We and/or the selling security holders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates a connection with those derivatives, then the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by or borrowed from us or a selling security holder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us or a selling security holder in settlement of those derivatives to close out any related open borrowings of securities. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, certain legal matters with respect to the securities offered from time to time under this prospectus will be passed upon by Jones Walker LLP, Washington, D.C. If legal matters are passed upon by counsel for the underwriters, dealers or agents, if any, such counsel will be named in the prospectus supplement relating to such offering.

EXPERTS

The consolidated financial statements of IBERIABANK Corporation incorporated by reference in IBERIABANK Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2018, and the effectiveness of IBERIABANK Corporation’s internal control over financial reporting as of December 31, 2018, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

4,000,000 Depositary Shares

Each Representing a 1/400th Interest

in a Share of 6.100% Fixed-to-Floating Non-Cumulative

Perpetual Preferred Stock, Series D

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

BofA Merrill Lynch

Keefe, Bruyette & Woods

               A Stifel Company

Co-Managers

Evercore ISI

Sandler O’Neill + Partners, L.P.

March 28, 2019